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04035233

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Vendis International

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**FORMER NAME JUL 06 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4120 FISCAL YEAR 1-31-04

• Complete for initial submissions only ** *Please note name and address changes*

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DAT : 7/6/04

VENDEX KBB

Annual Report 2003/04



99
ARLS
1-31-04
Excellence in Retail

Royal Vendex KBB N.V.

Share price

On balance, the price of Vendex KBB shares rose by 29% during the reporting year (AMX index: plus 33%). The relative movements in the price during the reporting year in relation to the AMX index and the DJ Retail index are shown in the graph below.

Price as at January 31, 2003	€ 8.92
Lowest price (March 10, 2003)	€ 6.08
Highest price (January 28, 2004)	€ 11.82
Price as at January 31, 2004	€ 11.55

The effective turnover on the stock exchange during the reporting year was € 724 million, comprising the trade of 77 million shares (single count). Owing to the rise in the share price, the market capitalization rose to over € 1 billion (previous year: € 800 million).

Distribution of shareholdings

As at January 31, 2004, of the total number of ordinary shares (or depositary receipts thereof), an estimated 54% was outstanding with institutional investors outside the Netherlands, 26% with Dutch institutions and 20% with private investors. The geographical distribution of the shares at the end of the reporting year was estimated as follows: Netherlands 46%, United States and Canada 27%, Belgium and Luxembourg 11%, United Kingdom and Ireland 8%, and the rest of the world 8%.



Netherlands	46%
United Kingdom and Ireland	8%
United States and Canada	27%
Belgium and Luxembourg	11%
Rest of the World	8%

Dividend policy

The dividend policy is aimed at realizing dividend distributions on ordinary shares of 30% to 40% of the net profits (before extraordinary income and expenditure). The percentage distributed depends in part on the (expected) developments in the results. In September of each financial year, an interim dividend is distributed. In normal circumstances, the interim dividend equals approximately 30% of the total dividend of the preceding financial year. In connection with the problems at V&D, the decision was made to deviate from this dividend policy as from the reporting year. A return to the normal system is contingent on the group's financial situation and in particular that of V&D.

Financial calendar

Annual General Meeting of Shareholders	Early June 2004
Results for 1st Quarter 2004/05	June 2, 2004
Half-yearly report for 2004/05	September 7, 2004
Results for 3rd Quarter 2004/05	November 30, 2004
Turnover for 4th Quarter and financial year 2004/05	February 16, 2005
Annual figures for 2004/05	April 5, 2005

Share price



150%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
January 31, 2003
April 30, 2003
July 31, 2003
October 31, 2003
January 31, 2004
Vendex KBB
AMX
DJ European Retail Index

Profile

Royal Vendex KBB is a leading non-food retailer in the Netherlands, and is expanding abroad with various shop formats. The company is active in seven countries: the Netherlands, Belgium, Luxembourg, Denmark, Germany, France and Spain. In the 2003/04 financial year (February 1 to January 31), the group generated a net turnover of approximately € 4.5 billion, with over 43,000 employees. Vendex KBB incorporates fifteen shop formats, with a total of almost 1,800 stores.

Vendex KBB has a rich history, going back more than a hundred years. The group was formed from Magazijn de Bijenkorf, which was founded in 1870, and Vroom & Dreesmann, which was founded in 1887. Over the years, both of these Amsterdam-based companies developed into leading players in the Dutch retail sector. Vendex KBB is listed on the Euronext Amsterdam stock exchange and is part of the AMX index.

The group's retail chains are divided into six business units, according to the market in which they are active, and each has its own market position, approach to the customer and identity. The HEMA, V&D and Bijenkorf formats each comprise an independent business unit that is responsible for its own results. The other formats are part of the DIY, Fashion or Consumer Electronics business units.

Vendex KBB has a decentralized organizational structure with a compact central organization. This central organization mainly provides support and coordinating services, such as for human resources, legal affairs, finance, tax affairs, insurance, information technology and real estate management.

The Board of Management develops the group strategy and is involved in the commercial positioning, expansion and internationalisation of the shop formats. The management boards of the operating companies enjoy a considerable degree of commercial freedom, which enables them to adopt an adaptable, market-oriented approach and give high priority to product and service quality. The staff of these flexible operating companies are encouraged to be creative and take responsibility.

The Board of Management
P. E. Hamming, Chairman
D.R. Goeminne
M. H.M. Smits

The Supervisory Board
F.A. Maljers, Chairman
J. den Hoed
H.A.P. M. Pont
Mrs. S. C. Tóth

Investor relations

Vendex KBB pursues an active investor relations policy, aimed at providing its investors with the best possible information. During the reporting year, a large number of presentations were given to analysts and investors in the Netherlands and abroad. In order to accommodate private investors, Vendex KBB was represented at the annual 'Dag van het Aandeel' ('Day of the Share'). These activities are intended to maximise the appreciation of the shares, as well as generate a wide spread of ownership of the shares among institutional and private investors. Relevant information about Vendex KBB and recent press releases can be found at the www.vendexkbb.nl website.

Shares

The group has three types of shares: ordinary shares (nominal value € 0.02, with depositary receipts and listed), Class B preference shares (nominal value € 40, non-exchangeable, with depositary receipts) and Class C preference shares (nominal value € 100, not issued). The Class C preference shares are an anti-takeover defence and can be issued to Stichting Preferente aandelen C Koninklijke Vendex KBB (see also page 75). The Class B and Class C preference shares are not listed, and are not included in free float calculations. The free float of the depositary receipts of ordinary shares at the end of the reporting year was 100%.

Voting rights

Holders of depositary receipts of ordinary shares in Vendex KBB who wish to use their voting rights may obtain an unrestricted power of attorney for the duration of the general meeting. These powers of attorney will not be granted or will be revoked if the company is faced with such as a hostile takeover. This limitation notwithstanding, any depositary receipts held by natural persons may be converted into voting shares in all circumstances, up to a maximum of 1% of the share capital.

In 2003, the number of votes that can be cast with Class B preference shares was changed. Although the preference shares only represent a very small part of the market value of the company, they constitute over 31% of the issued share capital. This is why over 31% of the voting rights were attached to these preference shares. All Class B preference shares are held by a trust office called Stichting Administratiekantoor van preferente aandelen B Koninklijke Vendex KBB, which has issued non-exchangeable depositary receipts in return.

The trust conditions of that office state that the voting rights attached to the Class B preference shares are related to the value of one Class B preference share in relation to the value of one ordinary share (or depositary receipt thereof). The trust office's voting rights are calculated based on the total nominal value of the Class B preference shares held by the trust office, divided by the price on the stock exchange quotation of an ordinary share (or depositary receipt thereof). This share price is the closing price of an ordinary share (or depositary receipt thereof) on the last trading day of the month preceding the month in which a general meeting of shareholders is convened. This reduces the voting rights of the Class B preference shares to less than 1%.

The table below shows the classes, numbers issued, nominal values and percentage share in the voting rights as at January 31, 2004. The total number of depositary receipts of ordinary shares includes the approximately 1.5 million shares that were repurchased by the company during the last financial year but were not cancelled.

Class	Number (x 1,000)	Nominal value per share	Total nominal value	Voting rights before the change	Voting rights after the change
Ordinary shares	90,784	€ 0.02	€ 1,815,670	69%	69%
Class B preference shares	21	€ 40	€ 840,000	31%	<1%

Shareholder interests

In May 2003, K Capital Partners, LLC announced that it had a holding of more than 5% of the listed ordinary shares (or depositary receipts thereof). As far as Vendex KBB is aware, there are no other holdings of more than 5% in the listed ordinary shares (or depositary receipts thereof). A number of parties hold depositary receipts of Class B preference shares, which helps to give them a holding of more than 5% in the issued nominal capital of Vendex KBB. These parties are Aegon Deelnemingen BV, Fortis Utrecht NV, Delta Lloyd Verzekeringsgroep NV and Internationale Nederlanden Verzekeringsgroep NV. Interpolis NV has a holding of more than 10%.

Movements in the number of outstanding ordinary shares

(x 1,000)

Total number of ordinary shares	90,784
Shares repurchased but not cancelled in 2002	- 1,475
Balance as at January 31, 2003	89,309
Shares repurchased and cancelled in February 2003	- 35
Balance as at January 31, 2004	89,274
Average number of outstanding shares	89,275

Listing

The ordinary shares (or depositary receipts thereof) are listed on the Euronext Amsterdam stock exchange (code: VDX). The shares are included in the following indexes, among others:

Index	Weighting *(as at January 31, 2004)*
AMX-index	5.17%
Next 150	0.99%
MSCI Europe	0.02%
MSCI Netherlands	0.35%
MSCI Europe Small Cap	0.40%
MSCI Netherlands Small Cap	6.88%

The shares are also traded via a 144A ADR (American Depositary Receipts) programme in the United States. The extensive regulations of the Securities and Exchange Commission (SEC) do not apply to this trade. More information about this programme is available at the website of the Bank of New York, www.adrbny.com. Options on shares in Vendex KBB are traded on Euronext Amsterdam.

Contents

This is a translation of the report published in Dutch.
Only the Dutch edition will be submitted to the shareholders for approval.

Financial Statements and appropriation of profit
We are pleased to present for your approval the Financial Statements for the 2003/04 financial year as compiled by the Board of Management. The Financial Statements have been audited by KPMG Accountants NV, whose opinion can be found on page 73. Based in part on their opinion and on their report, we have adopted the Financial Statements and recommend that you approve them.

Subject to the Supervisory Board's approval, the Board of Management proposes to the General Meeting of Shareholders that the net profit for the 2003/04 financial year, totalling € 9 million, be paid out in its entirety. The proposal is that, after payment of the dividend on the Class B preference shares, € 0.10 per ordinary share (or depositary receipt thereof) be paid out. This amount was already paid as an interim dividend in September 2003, so on balance no final dividend will be distributed. The section on dividends can be found on page 73.

Composition of the Supervisory Board
After the General Meeting of Shareholders on May 14, 2003, Mr. H. Langman, Chairman, and Mr. J.M.M. Maeijer, both having reached the age limit stipulated in the Articles of Association, resigned their membership of the Supervisory Board. The Board decided to reduce its numbers from seven to six members after Mr. Langman and Mr. Maeijer's resignation. In accordance with the plans announced at the General Meeting of Shareholders, the Supervisory Board reappointed Mrs. S.C. Tóth, who was resigning by rotation, immediately after the meeting on May 14, 2003. In addition, the Supervisory Board appointed Mr. F.A. Maljers as its Chairman.

Shortly after the annual meeting in May 2003, Mrs. K.M.A. Peijs resigned as a member of the Supervisory Board, in connection with her appointment as Dutch Minister of Transport, Public Works and Water Management on May 26, 2003. The Supervisory Board regrets her departure and owes her a great debt of gratitude for her contributions at the many meetings of the Supervisory Board since her appointment in 1996. Owing to Mrs. Peijs' resignation, the Supervisory Board currently has four members. The Board is in discussions with a number of prospective members to fill the vacancies. The General Meeting of Shareholders may submit recommendations for the vacant positions on the Supervisory Board. However, in view of the developments during the reporting year and in particular the interest demonstrated by a number of international investment companies, the Supervisory Board has decided not to fill the seats at present. The members of the Supervisory Board are appointed for four years, and may subsequently be reappointed for a further four years. No members are scheduled to resign by rotation in 2004. The Supervisory Board also discussed it's own functioning.

Composition of the Board of Management
The Supervisory Board also discussed the functioning of the Board of Management. In July, the Board of Management decided to change the composition of the management board of V&D. The appointment of the Chairman of the Management Board of HEMA, Mr. D.R. Goeminne, as Chairman of V&D's Management Board on August 1, 2003 was one of the measures taken to ensure that the negative developments in turnover and results would be turned around. On the same date, the Supervisory Board also appointed Mr. Goeminne as a member of the Group Board of Management. In October of the reporting year, it was decided in consultation that Mr. J.B.J.M. Hunfeld, a member of the Board of Management since 2001, would resign from the Board of Management. Mr. Hunfeld continued his career outside the group as of January 1, 2004.

Supervision
During each reporting year, the Supervisory Board discusses the state of affairs with the Board of Management at scheduled meetings. During the reporting year, the Supervisory Board met with the Board of Management a total of eleven times. There were also periodic meetings of the audit and remuneration committees. A committee from the Supervisory Board regularly discussed with the Board of Management during the reporting year about the development of the group strategy and the refinancing of the group, as preparation for the Supervisory Board's decisions.

The meetings with the Board of Management dealt at great length with the development of the group's results, the movements in the share price, signals from the shareholders, the group strategy, the refinancing of the group, the pension fund's financial position, the developments within the department stores formats V&D and Bijenkorf, corporate governance, the composition of the boards of the foundations and the payment structure for the Board of Management. The Board of Management and the Supervisory Board also discussed operational matters, the operating budget, the investment budget, the financial results, the risks attached to the company's activities, the Board of Management's reports on internal control systems, acquisitions, investments, disposals and various aspects of the group's social policy.

Every year, a delegation from the Supervisory Board meets with representatives of the Central Works Council to frankly discuss various developments within the group and the group strategy. In addition, members of the Supervisory Board attend the consultative meetings with the Central Works Council. Two members of the Board can be designated as 'members for the Central Works Council': these members are currently Mrs. Tóth, who succeeds Mrs. Peijs in this position, and Mr. Pont.

The Supervisory Board's Committees
The Supervisory Board's audit committee, chaired by Mr. Den Hoed, met five times during the reporting year. The audit committee's meetings are attended by the external auditor. Thanks to this committee's preparatory work, the Supervisory Board had more opportunity for in-depth discussions with the Board of Management about group strategy and operational matters. In the reporting year, the audit committee had extensive discussions about reporting and, in connection with the changing regulations, about pensions and the refinancing of the group in particular.

The regulations of the Dutch Pension and Insurance Supervisory Authority (Pensioen- & Verzekeringskamer) and the changing rules for annual reports led to a separate meeting being held, which was also attended by the management board of the pension fund and the company's external advisers. The audit committee met twice with the external auditors during the reporting year without representatives of the company.

The Supervisory Board's remuneration committee met several times during the reporting year, and discussed at length the components of the directors' remuneration. During meetings with the Board of Management and an external adviser, the remuneration of the company's directors was reassessed and considered in relation to the remuneration of directors of companies in the Netherlands and abroad whose size and organizational structure are similar.

On April 10, 2003, the members of the Board of Management received options to the value of 105% of their fixed annual salaries. The Supervisory Board decided again to leave the basic salaries of the Board of Management members unchanged as of January 1, 2004. The bonus for 2003/04 was set at 10% of the fixed basic salary. The quantitative targets for the 2003/04 reporting year were not realized. The Supervisory Board decided on this bonus in view of the efforts of the members of the Board of Management in various areas. In this connection, it was agreed that the Board of Management and the Supervisory Board would examine the possibilities for bringing the pension scheme for the members of the Board of Management more into line with the other pension schemes within the group.
The amounts of the remuneration of the Board of Management and the Supervisory Board can be found on pages 71 and 72.

The Supervisory Board wishes to express its gratitude to the Board of Management, the management boards and the employees for their efforts during the reporting year.

Amsterdam, April 5, 2004

Corporate Governance

The Board of Management and Supervisory Board studied the Tabaksblat Code with interest, and subscribe to the principles and most of the best practice provisions. Vendex KBB considers proper and transparent corporate management to be very important, as well as supervising such management and rendering account of the management and supervision to the shareholders. Using a provisional analysis, the Board of Management and Supervisory Board established that Vendex KBB currently conforms to a large number of the principles and best practice requirements. In view of the recent developments surrounding the group, the Board of Management and the Supervisory Board decided not to include an in-depth report about the Tabaksblat Code in the present annual report.

The Board of Management and the Supervisory Board
The principles and best practice provisions from the Code that apply to the Board of Management and the Supervisory Board are virtually all endorsed. The manner in which the Supervisory Board and its committees work is set out in the Report of the Supervisory Board. The Supervisory Board has two committees: an audit committee and a remuneration committee. The remuneration committee is also entrusted with selecting and appointing members of the Board of Management. The Board of Management follows a set of rules that dictate the manner in which the Board of Management works and its decision-making process. The Supervisory Board has its own set of rules, as well as rules for the audit committee and the remuneration committee.

Shares and voting rights
Depositary receipts have been issued for virtually all ordinary shares issued by Vendex KBB. Holders of depositary receipts of ordinary shares in Vendex KBB who wish to exercise their voting rights can obtain a power of attorney for the duration of the General Meeting of Shareholders. Such powers of attorney are not granted or may be revoked, however, if the company is faced with such as a hostile takeover. In this respect, issuing depositary receipts of shares is considered to be a protective measure. Vendex KBB therefore deviates from the principle set out in Chapter IV.2 of the Code. For the moment, Vendex KBB wishes to retain the depositary receipts as a protective measure, and so will continue to deviate from that principle and most of the best practice requirements following from it. However, this does not alter the fact that holders of depositary receipts of ordinary shares can at all times – provided that they are natural persons – exchange their depositary receipts for voting shares, up to a maximum of 1% of the issued share capital.

Vendex KBB's issued capital also includes Class B preference shares, which are held by Stichting Administratiekantoor van preferente aandelen B Koninklijke Vendex KBB. This trust office has issued non-exchangeable depositary receipts in return for the Class B preference shares that it holds. In 2003, the office amended its trust conditions, as a result of which the office's voting rights attached to the Class B preference shares are related to the value of the Class B preference shares in relation to the value of an ordinary share (or depositary receipt thereof). This brings the voting rights of the Class B preference shares in line with the economic importance of these preference shares. With this change, Vendex KBB partly conforms to best practice requirement IV.1.2.

Statutory two-tier rules
All of the statutory two-tier rules are mandatory for Vendex KBB. Pursuant to Bill 28179, the statutory provisions of the two-tier rules will be changed drastically. Vendex KBB foresees that the company's Articles of Association will be amended in due course to conform to these changes in the two-tier rules. The provisions of corporate governance that are relevant to Vendex KBB will then be incorporated where necessary and desirable into the Articles of Association.

Depending on the developments during the current year, Vendex KBB will use this year to further analyse the practical implications of the Code for Vendex KBB, and to establish what steps have to be taken and develop those steps. The existing rules will be adjusted, and if necessary new rules and other internal regulations will be drawn up.

Foreword by the Board of Management

Vendex KBB has had an precarious year. The first six months were good, despite the drop in consumer expenditure in all countries where the group is active. Five of the six business units recorded higher turnover and improved results. However, the course of business was strongly influenced by the recession during the second half of the reporting year. Every effort had to be made to maintain turnover and results.

On balance, HEMA and DIY managed to surpass their good performances of the previous financial year. Bijenkorf and Consumer Electronics stayed at and dropped slightly below the previous year's level, respectively. For Fashion, the market circumstances were simply poor in the second half of the year; after an excellent first six months, the result came under pressure.

For V&D, it was a dramatic year. During the first six months, the recovery measures undertaken in the previous financial year proved to have insufficient effect. This meant that the losses in the first six months rose considerably, and the company was in danger of recording a very high operating loss for the entire reporting year. The decision that was made early in July to appoint a new management for V&D and drastically reorganize the department store format led to a reversal of the results during the second half of the year. A sum of € 80 million for the restructuring was charged against the result. V&D had a great impact on the total result, which was considerably lower than in the previous financial year. But there is also good news. Most of the shop formats strengthened their market positions, were well in control of their costs, and ended the year with healthy stock levels. They are reaping the benefits of the strategy, which is aimed at strengthening the formats with growth potential (particularly international growth potential), restoring the parts of the company that have moderate or poor returns, and further professionalising the internal procedures.

Our employees also made an important contribution in this respect. They are the indispensable link in our contacts with customers. We do not only want to offer our customers good products at the right prices, but also good service and sound advice. The fact that many millions of happy customers regularly visit our shops proves that our staff understands the profession and put a great deal of effort into their work. We would like to compliment them for doing so. Unfortunately, the restructuring of V&D meant that we had to say farewell to a large number of staff at all levels of that company. We are making every effort to help those employees who lost their jobs to find suitable jobs elsewhere inside or outside the group.

Strategy

Good progress was made in the last few years with the execution of the strategy. During recent years, a series of disposals have given shape to the process of changing the group to make it less complex and much more focused. At the same time, the group continued to expand the activities with a good chance of international success. Three business units (HEMA, DIY and Fashion) have now achieved international status, with branches in various countries, and are increasingly centres of expansion.

During the reporting year, the group further strengthened its position on the DIY market by acquiring the activities of Leroy Merlin in Belgium. This takeover followed a year after the acquisition of Brico, which gave the desired international dimension to the DIY business unit (which until then had been oriented towards the Dutch market). The Fashion business unit also continued to expand abroad: Hunkemöller particularly in Denmark and France, and M&S in France and Spain. Claudia Sträter made its entry into the German market. HEMA raised the pace of its expansion into Belgium where the number of stores rose by a quarter during the reporting year. In Germany, HEMA is testing the market with three stores. A first store in Luxembourg is scheduled to open during the current year.

Consumer Electronics has opportunities for expanding in the Benelux. During the reporting year, Dixons opened its first establishment in Belgium. The successful developments of Dixons and Dynabyte and the integration of the back office units of It's and Modern Electronics have given the electronics business unit a healthy base for future growth in turnover and results.

In the previous annual report, we indicated that for the moment no consolidation of the European department store sector can be expected. The main priority for our department store formats is to improve Bijenkorf's returns and restore V&D to a profitable level.

The group still needs an active portfolio policy. Further streamlining is needed to release funds for realizing the ambitions for growth. Although the company was able to refinance its entire debt and the available lines of credit for the long term during the reporting year, the present assessment of the credit rating, the large loss and the considerable restructuring provision for V&D mean that caution should be observed with investments. This is also the reason why only a limited interim dividend was distributed during the reporting year and no final dividend will be paid.

Financing the growth by issuing shares has not been an option for several years, owing to the low share price. Investors still consider the group to be too complex, despite the extensive streamlining that has taken place to date. During the last year, the market developments, and in particular the problems at V&D, did not help to bring about a more realistic assessment of the company on the financial market.

Study of takeover possibilities

Under these circumstances, a number of large international investment companies showed an interest in the company during the last few months of the reporting year. Exploratory talks were held with them in January of 2004, which led to more concrete proposals to be allowed to examine a potential bid for the company. In early February 2004, the Supervisory Board and the Board of Management decided to allow a number of these parties to further examine the possibilities for a takeover. The selected parties have stated their interest in the company as a whole, and endorse the strategy outlined above.

On February 5, 2004, the market was informed of this development in a press release. That press release also included a provisional, non-binding valuation of the company (approximately € 14 per share). Shortly after the press release was issued, the parties commenced a due diligence and a further analysis of the future prospects for the group's various activities. Meetings have been held with the management teams of all operating companies and with the management of the group's major divisions.

Toward the end of March of the current year, the selected parties submitted concrete proposals for a takeover. Based on those proposals, the Supervisory Board and the Board of Management made a choice. It was decided that further negotiations would be held exclusively with a consortium consisting of Kohlberg Kravis Roberts & Co L.P., Change Capital Partners L.L.P. and AlpInvest Partners N.V. This consortium offered to bid € 16 for the shares, depending on the completion of a merger protocol and on the outcome of a limited additional due diligence investigation. The decision to continue to talk with this consortium on an exclusive basis was announced in a press release on March 31, 2004.

When this annual report was signed (April 5, 2004), no new facts were known about the progress of the discussions with the consortium.

Once the conditions for a possible takeover have been set out in detail in a merger protocol, the Central Works Council will be asked for its advice and the European Works Council will be consulted.

After the works council has submitted its advice, the offer document will be published and the period for tendering shares will start. Eight days before that period ends, an Extraordinary General Meeting of Shareholders will be held, at which the management can explain its view on the bid. It is expected that this process can be completed before the summer.



The Board of Management: Marcel Smits, Ed Hamming (chairman) and Dirk R. Goeminne

Course of business

The reporting year was a difficult period for the European non-food retail sector. In many West-European countries, consumer confidence deteriorated further and consumer expenditure stagnated. The mood was particularly sombre in the Netherlands, where approximately 82% of the group's turnover is realized, and in Germany.

In the Dutch non-food retail sector, the sales volumes were under pressure from March 2003 onwards. The outerwear sector, which is important for the group, recorded particularly substantial drops in turnover. The graphs below show the development of the total turnover in the non-food retail sector and of the turnover for the outerwear sector, as published by the Dutch Central Department for Statistics (CBS) for the relevant quarters for the group from February 2003 to January 2004 (the 2003/04 financial year), as well as the development of Vendex KBB's quarterly turnover (excluding the effects of acquisitions) and the quarterly turnover of the Fashion business unit for the same period. The graphs show that the recession got an increasing grip on the group's affairs as the year went on, but that the company nevertheless performed much better than the market.

During the reporting year, net turnover from the continued activities rose by 3% to € 4.45 billion. This increase stems entirely from acquisitions (the Leroy Merlin DIY chain in Belgium). Without the effect of takeovers, there was no growth. Four of the six business units managed to achieve an increase in turnover. HEMA, Bijenkorf and Fashion recorded slight progress. The growth of DIY was considerable, but without the takeover effect the progress in DIY was also modest compared with previous years.

The disappointing developments in turnover affected the results. Only two business units (HEMA and DIY) were able to improve their results. Bijenkorf's result was at the same level as last year. The result of Consumer Electronics dropped slightly compared with the 'normalized' result of the previous year (excluding one-off income and expenditure). Fashion's result was under pressure. V&D incurred a considerable operating loss. In addition, a provision of € 80 million had to be made for the restructuring of the department store format announced in September 2003.

Operating result on retail activities
The statement on page 7 shows net turnover and operating result on retail activities per business unit, as well as the return on retail operating capital. The operating result on retail activities is the result generated by retail activities, based on commercial rents. HEMA, Bijenkorf and V&D, which own various store premises, are charged within the group for the use of these premises, based on normal market levels for rent. This separates out the effects of owning property.

The income generated by letting owned property is shown separately at group level as the internal rental result. This result comprises the market rents charged to HEMA, Bijenkorf and V&D for the proprietary premises, less the proprietary costs (depreciation and operating costs to be paid by the lessor).

The effect of the proprietary premises has also been eliminated from the benchmark yield. The operating result on retail activities is compared with the retail operating capital. This capital does not include the book value of the property owned. A detailed explanation can be found on page 51 of the Financial Statements.

HEMA recorded a rise of more than 5% in the operating result on retail activities. The result was considerably influenced by the start-up losses in Germany. In the Netherlands and in particular in Belgium the results rose substantially.

The operating loss of **V&D** rose considerably. Including the restructuring charges (€ 80 million in the reporting year, € 48 million for the previous financial year) the loss doubled. A drastically altered senior management team took a large number of measures in the second half of the reporting year to stop the losses and subsequently make it possible to restore the returns. One outcome of the measures was that the loss (€ 35 million during the first six months) was reduced considerably during the second six months (€ 4 million). At the end of the reporting year, savings of over € 50 million per year had been achieved,

Consumer confidence in the Netherlands
January 1997 to March 2004


30
20
10
0
-10
-20
-30
-40
June 2001
2003

CBS figures for non-food sales in %
four quarters of the 2003/04 financial year


8
4
0
-4
-8
-12
-16
Non-food total
Outerwear

Movements in turnover of Vendex KBB in %
four quarters of the 2003/04 financial year


Turnover excl. acquisitions
Fashion

Change in definition of turnover

In connection with the review of the Dutch guidelines for annual reports as regards revenues (RJ 270), the turnover figures for the reporting year and previous financial years have been adjusted in this annual report. The changes mainly pertain to a number of franchise-related or concession-related turnover components and to the turnover from the sale of certain services (for a detailed explanation, see page 47 of the Financial Statements). The changes have little affect on the percentages of the rises or drops in net turnover as published previously for the reporting year. In order to allow a comparison, the table below shows the adjusted quarterly turnover figures for the reporting year and the previous financial year.

	2002/03	2002/03	2002/03	2002/03	2003/04	2003/04	2003/04	2003/04
(x € million)	I	II	III	IV	I	II	III	IV
HEMA	216	212	235	248	219	207	244	248
V&D	200	195	222	238	201	181	217	213
Bijenkorf	85	79	108	117	90	77	115	117
DIY	230	308	269	256	293	333	307	287
Fashion	103	123	115	115	111	129	108	109
Consumer Electronics	132	144	150	189	136	143	142	182
Other activities	7	7	12	12	9	8	11	14
Total	973	1,068	1,111	1,175	1,059	1,078	1,144	1,170

among other things by substantially reducing the number of employees.

De Bijenkorf booked an unchanged result. The result for the shop activities remained virtually the same. Once again, a loss was incurred on the disappointing sales of Christmas gifts (Bijenkorf Business Cadeau).

The result for **DIY** rose by over 5%. More than 1% of this stemmed from the takeover of the Leroy Merlin activities in Belgium, whose results are consolidated as from July 1. In the Netherlands, the result was slightly lower, owing mainly to the drop in the Praxis result. Formido recorded a significantly higher result. In Belgium, Brico continued its rising trend: its result showed a strong increase.

Fashion recorded a 24% drop in the result. This drop was almost entirely caused by M&S, which incurred a substantially lower result. The result for Hunkemöller was only slightly below the good year of 2002/03. The result for Claudia Sträter dropped, but the return recorded by this format was again the best in the group.

The result for **Consumer Electronics** dropped by approximately 6% compared with the 'normalized' result for the previous financial year. The multimedia and computer formats Dixons and Dynabyte had a very good year with increased results. The suppliers of household electronics – It's, Modern Electronics and Prijstopper – felt the impact of the poor market. The result for It's came under pressure. Modern Electronics

Net turnover and operating result on retail activities per business unit

Continued activities	Net turnover		Operating result on retail activities		Return on retail operating capital (in %)	
(x € miljoen)	2003/04	2002/03	2003/04	2002/03	2003/04	2002/03
HEMA	918	911	39	37	32	29
V&D	812	855	- 39	- 11	- 88	- 33
V&D restructuring			- 80	- 48		
Bijenkorf	399	389	2	2	3	2
DIY	1,220	1,063	82	78	21	26
Fashion	457	456	35	46	31	46
Consumer Electronics	603	615	17	25	19	34
Other activities/holding	42	38	- 19	- 31		
Total	4,451	4,327	37	98		
Internal rental result			36	40		
Result from operations			73	138	5	11

Internal rental result

	HEMA		V&D		Bijenkorf	
(x € million)	2003/04	2002/03	2003/04	2002/03	2003/04	2002/03
Operating result on retail activities	39	37	- 119	- 59	2	2
Internal rental result	17	17	9	13	10	10
Result from operations	56	54	- 110	- 46	12	12

(including Prijstopper) profited from the earlier reorganizations and managed to fractionally improve on the negative result in a declining market.

The negative result for **Other activities/holding** was substantially reduced. The result includes a one-off pension charge of approximately € 6 million, which stems from the termination of a group contract with an insurance company. In the result for the previous financial year, € 15 million related to the costs of reorganizing and streamlining the group's ICT activities. The reorganization of the ICT activities was completed during the reporting year, and the loss was brought back to zero.

The total operating result on retail activities dropped dramatically, from € 98 million to € 37 million. This drop stemmed largely from the greatly increased loss of V&D. Adding the internal rental result (€ 36 million as compared with € 40 million in the previous financial year) shows that the operating result from continued activities totalled € 73 million (previous financial year € 138 million). The table above shows the internal rental results for the three business units that own their premises (HEMA, V&D and Bijenkorf), as well as the reconciliation of the operating result on retail activities to the result from operations. In the reporting year, the separation between the retail and property activities of HEMA, V&D and Bijenkorf was formalized in separate legal entities. This explains approximately € 2 million of the drop in V&D's internal rental result. In addition, V&D also sold a building during the reporting year.

Profit and loss account
The profit and loss account below shows which are the important elements in calculating the net result from the result from operations. A number of entries show substantial differences between the 2003/04 financial year and the previous financial year, 2002/03.

Amortisation of goodwill
The amortisation of goodwill rose considerably. The amount for the previous financial year (€ 7 million) pertained to goodwill of the acquired Belgian DIY chain Brico as from April 1, 2002. The amount for the reporting year (€ 14 million) includes Brico for a full year, and the Belgian activities of Leroy Merlin, which were acquired mid-2003, for seven months.

Operating result from discontinued activities
This result totalled € 162 million in the previous financial year, and related to mainly the book profit on the sale of six companies to CVC and the results of these companies accruing to the group until the moment of transfer (July 31, 2002). In the reporting year, the results from discontinued activities showed a loss of € 3 million. This amount is the balance of a profit of € 4 million, stemming from (among other things) the release of a provision for the FAO Schwarz company (which was sold in January 2002), less a charge of € 7 million in connection with the settlement of pension claims with a former group company.

Result on disposal of property
The result from the sale and redevelopment of property was considerably lower. Fewer sale-and-lease-back transactions were effected during the reporting year than during the previous financial year.

Consolidated profit and loss account

(x € million, unless stated otherwise)	2003/04	2002/03
Net turnover	4,451	4,687
Net turnover continued activities	*4,451*	*4,327*
Net turnover discontinued activities	—	*360*
Result from operations	73	138
Amortisation of goodwill	- 14	- 7
Result on disposal of property	5	11
Operating result on continued activities	64	142
Operating result on discontinued activities	- 3	162
Total operating result	61	304
Financial income and expenses	- 49	- 49
Changes in value	—	16
Result before tax	12	239
Taxation	- 4	- 35
Participating interests	1	2
Net result	9	202
Net result per ordinary share (x €)	0.10	2.23
Dividend (x €)	0.10	0.51

Financial income and expenses
Financial expenses remained unchanged at € 49 million. This item includes a small amount connected to the refinancing of virtually the whole interest-bearing debt and the short-term lines of credit in November of the reporting year. The costs of this refinancing (approximately € 17 million) will be charged against the result during the term of the arrangement.

Changes in value
There were zero Changes in value during the reporting year. The € 16 million loss of the previous financial year stemmed from an extraordinary drop in the valuation of the group's interests in a number of Brazilian shopping centres, which were sold during the second half of that financial year.

Taxation
Taxes were affected by a tax gain connected to the settlement of the liquidation of FAO Schwarz and amortization of goodwill that was not allowed for tax purposes. The tax burden in the previous financial year was affected mainly by the untaxed profit on the sale of six group companies to CVC.

Net result
Many of the changes listed above are one-off, and help explain the considerable drop in the net result (€ 9 million as opposed to € 202 million in the previous financial year).

The net result per share amounted to € 0.10, compared with € 2.23 in the previous financial year.

Dividend
The net result will be allocated entirely to 'Other reserves'. From the reserves, 8% dividend will be paid on the Class B preference shares. If the Financial Statements are approved, the dividend will be set at € 0.10 per ordinary share (or depositary receipt thereof). As this amount was already paid out as an interim dividend in September of 2003, no final dividend will be distributed.

Cash flows
The cash flow from operating activities dropped by € 70 million to € 174 million, owing in particular to the lagging result, the increase in inventory (DIY) and the as yet unused portion of the provisions (particularly V&D). (See the cash flow statement on page 46).

Investments
The gross investments in continued activities were higher than in the previous financial year (€ 223 million as opposed to € 198 million). Large amounts were invested in expansion (DIY, Fashion and HEMA), in Bijenkorf (expanding the flagship store in Amsterdam) and in the acquisition of Leroy Merlin in Belgium (€ 65 million). (See the statement of investments per business unit on page 58).

Outlook

The economic prospects are uncertain. The economy in the Netherlands and Germany in particular shows no signs of recovery yet. In the Netherlands, where around 82% of the group's turnover is realized, consumer confidence fell again in March of the current year, after showing a slight recovery at the start of the year. Unemployment also rose further. When this annual report was finalized, there were no signs pointing toward a speedy recovery of consumer spending.

Because of the continuing uncertainty as to when the economic recovery will start and consumer spending will start rising again, no reliable statements can be made about the expected developments in the group's turnover and result. Most of the group's shop formats occupy strong market positions, and therefore form a solid basis for further growth when the economy starts to recover and consumer spending turns around.

The investments in tangible and intangible fixed assets will come to approximately € 185 million for the current year, and it is expected that it will be possible to finance all of these investments from the cash flow from operating activities. Disregarding acquisitions and disposals, the number of employees (based on fulltime employment) will rise slightly as a result of the group's expansion.

Financing

Credit rating
The group's creditworthiness is assessed by Moody's and by Standard & Poor's. Since September of the reporting year, both of these firms have issued equivalent credit ratings for the group:

	Long term	Short term
Moody's	Ba1	Non Prime
Standard & Poor's	BB+	

In February of the current year, Moody's placed the group's creditworthiness 'under review', based on the adjustment in the forecasted operating result on retail activities for the Fashion business unit.

The ratios which are relevant to the assessment of the credit ratings (continued activities, normalized for the one-off restructuring charges of V&D and the one-off pension charge presented under 'Other activities') are given in the following table.
For the medium term, the group pursuits to achieve an 'EBITDAR / rent adjusted net interest' ratio of more than 5 and a 'rent adjusted net interest-bearing debt / EBITDAR' ratio of less than 4.0.

Refinancing
The total net interest-bearing debt was € 842 million at the end of the reporting year. As at the balance sheet date, the company also had almost € 150 million of unused committed credit lines available.

During the reporting year, virtually the entire interest-bearing debt and the available lines of credit were refinanced. This refinancing was needed in connection with repayment commitments and because of the downward adjustment of the group's creditworthiness by both credit rating firms in August and September of the reporting year. New credit facilities totalling a sum of € 1 billion were taken out. The new financing package is as follows:

Bank loan
An international banking syndicate granted the group a loan of € 550 million, which matures in three years. No repayment schedule was agreed for the loan, which can be drawn and repaid as needed ('Revolving Facility'). The facility is based on a floating interest – part of which has been made immune to fluctuations in interest rates by means of existing interest swaps – plus an interest margin based on the ratio of the net interest-bearing debt to the operating result before amortization and depreciation. This interest margin varies between 0.85% and 2.10%, and at the end of the reporting year was 1.60%. Payment of the principal and interest has been guaranteed by twenty Dutch subsidiaries of the group.

Mortgage loan
A national banking syndicate has granted the group a mortgage loan of € 250 million, which matures in seven years. Every year, a sum of € 7.5 million is to be repaid on this loan. The loan has a floating interest – part of which has been made immune to fluctuations in interest rates by means of existing interest swaps – plus a fixed interest margin. For this loan, a mortgage was established on approximately half the real estate that the company owns. This concerns HEMA, V&D and Bijenkorf premises.

Senior subordinated notes
The group has issued senior subordinated notes of € 200 million, which matures in seven years, to international bond investors. The interest on this loan is fixed for the entire term of the loan, at 7.375%. When the notes were issued, the interest was 3.3% higher than the interest on the similar seven-year German government bonds. The notes have to be repaid in its entirety on November 15, 2010. Payment of interest and the principal has been guaranteed on a senior subordinated basis by twenty Dutch subsidiaries of the group. When these notes were issued, Moody's and Standard & Poor's assessed it at Ba3 and BB-, respectively.

By using various financing sources, by spreading the maturity of the various facilities and by incorporating the short-term facilities into the new financing structure, the solidity of the capital structure has been considerably reinforced and the group's solvency position has been improved.

Ratio's

	2003/04	2002/03
EBITDA / net interest	6,8	6,9
EBITDAR* / rent adjusted net interest**	4,4	4,6
Net interest-bearing debt / EBITDA	2,6	2,0
Rent adjusted net interest-bearing debt*** / EBITDAR	4,8	4,3

* Earnings before interest, taxation, amortisation, depreciation and rent
** Net interest plus 1/3 of annual rent commitments
*** Net interest-bearing debt plus 5x the annual rent commitments

Human resources

The group aims to be a leading employer in the retail sector. This principle is set out in the 'Human Resources Policy Framework'. The policies of business units and operating companies and the implementation of those policies are examined centrally to see whether they fit with this framework.

Business units and operating companies are directly responsible for the primary terms and conditions of employment. This allows them to adapt to their specific position on the market. During the reporting year, five operating companies concluded a new Collective Labour Agreement (CAO). These agreements all fell within the maximum contractual salary increase of 2.5% as set down in the Central Agreement for 2003.

The development of staff is a high priority for the group. Training helps employees to perform their jobs properly, increases their motivation and gives them the prospect of growing into other positions. The companies are increasingly combining their internal training courses with government-approved education programmes. Young people with no qualifications can follow courses combining work with learning to obtain an intermediate vocational education (MBO) diploma and even a higher vocational education (HBO) diploma. So far, approximately 2,500 employees have received government-approved certificates.

For the development of managers at the higher management levels, a number of activities were undertaken during the reporting year under the heading 'Vendex KBB Business School'. For the top 200, a series of master classes was launched, aimed at increasing the understanding of strategic and current subjects. A course was also developed for senior management, aimed at personal development. For general management development, activities were offered for 'retail marketing' and 'finance', among other subjects. Finally, a training programme was put together for up-and-coming talent, to acquaint young people within the group with the retail sector in general and the activities of Vendex KBB in particular.

Best practices are exchanged in all policy areas of Human Resources. This speeds up the group's learning processes, in particular in the case of new developments such as reintegration. The efforts to reduce absenteeism owing to illness and the intensification of reintegration efforts yielded positive results during the reporting year (for details, see page 13 'Corporate Social Responsibility').

As part of the ongoing process to increase the group's efficiency, the advice of the relevant works councils was requested for nine larger and smaller reorganizations during the reporting year. In all instances, positive advice was obtained. Any personnel consequences attached to reorganizations are covered by the Standard Social Plan, which provides for matters such as assisting employees in finding new jobs within or outside the company. The Transfer & Replacement department is closely involved with these cases. The extensive restructuring at V&D led to a major expansion of Transfer & Replacement, which now assists applicants at four temporary locations throughout the Netherlands.

The total number of employees involved in the continued activities dropped slightly during the reporting year, from 43,900 to 43,358 (at year-end). This drop is the balance of reorganizations (in particular the restructuring of V&D) less the acquisitions (the takeover of the Belgian activities of Leroy Merlin) and expansion.

Pension protocol for 2003

In view of the financial position of the group pension fund, extensive discussions were held with the trade unions about additional measures to improve the fund's financial position. In November 2003, a pension protocol was signed with the trade unions, to make savings in the scheme while maintaining the maximum premium level for 2004 and 2005. The target age for pre-pension was raised from 62 to 63 as from January 1, 2004. At the same time, the various guarantee and transitional arrangements were adjusted to the deferral of the target age by 1 year. In addition, the provisional indexing for all groups of participants based on the Consumer Price Index will be adjusted to account of the effects of taxation. The actual indexing will be determined by the board of the pension fund and depends entirely on the returns on investments and the cover ratio of the pension fund. The company's obligation is limited to paying a contribution.

Agreements were also made with the trade unions about replacing the indexing instrument by a system of sharing the returns on investments. This method will be set out in the pension regulations in 2005 at the latest, in such a manner that the risks (both investment risks and other risks) and the related effects are clearer for the participants.

Employee participation

The employee participation structure is organized according to the business unit model. In addition to the works councils of the business units, the group also has a works council at Vendex KBB IT Services and Vendex KBB Holding, as well as works councils and establishment consultative committees at the operating companies. At group level, the representative consultative bodies take the form of the Central Works Council structure. During the reporting year, there were five consultative meetings with the Central Works Council. These consultative meetings are generally attended by a member of the Supervisory Board.

During the reporting year, the meetings were open and constructive. The Central Works Council was asked to submit its advice on a number of matters, including the reappointment of members of the Supervisory Board, the integration of Vendopolis into Vendex KBB Cards & Financial Services, the acquisition of Leroy Merlin Belgium, the decision to dissolve the works council for Specialty Stores, the € 80 million provision for the restructuring of V&D and the group refinancing. Other important topics were management development, absenteeism owing to illness and reintegration of employees, social policy, corporate social responsibility, pensions and the planned registration system for employees caught committing fraud.

The progress being made with the group strategy was the subject of regular discussions with the Central Works Council. On February 5 of the current year, the Central Works Council was informed in detail about the initiatives of a number of international investment companies to privatise the company. The Works Council has formed a number of working groups to prepare its advice on any concrete proposals for privatisation.

After approximately a year of preparation, a European Works Council (EOR) was set up during the reporting year. The members were appointed in April, and are from the Benelux, Denmark, Germany and France. The European Works Council met twice during the reporting year, and will be consulted in connection with the privatisation proposal mentioned above.

The Board of Management greatly appreciates the constructive attitude demonstrated by all employees who are active in employee participation.


diverse soorten
per stuk
4,20
Aardbeien Vlaai
per stuk
5,95
5,95
7,50

As the largest non-food retailer in the Netherlands and a rapidly growing retail company in other European countries, the group is in close contact with millions of consumers. As such, the company's actions are continually under scrutiny, with the products sold via the various shop formats being the main focus of that attention. Reliability, quality and prices of products, how and where they were produced and the manner in which customers are served in shops are major factors in how the group is regarded. Nevertheless, these are only some of the many aspects that serve as the guiding principles for giving shape to the concept of corporate social responsibility. Being a sound employer, sustainability, safety and social relevance are all aspects that are equally important to the conduct of business.

It was stated in the previous annual report that the group's ambitions for corporate social responsibility are realistic. It is wiser to give priority to projects that yield results within a reasonable period than to try to deal with a wide range of issues without sufficient idea of whether that is feasible. The issues on which the group particularly focused during the reporting year were absenteeism and reintegration, checks in production countries, reducing the flows of waste and energy consumption, safety and quality of life in inner-city areas.

Absenteeism and reintegration
Paying attention to the reasons for absenteeism owing to illness and the possibilities for reintegrating employees is intended to reduce the amount of sick leave and the number of staff applying for statutory occupational disability benefit. In recent years, this policy has yielded positive results. Sick leave dropped from 6% to 5.4% during the reporting year; two years ago, it was 6.7%.

The charges under disability benefits dropped further (15%) because the number of employees making new applications for disability benefit under the state disability benefit act (WAO) decreased and the number off outflow from the WAO increased. Illness-related absenteeism and reintegration are matters that demand management's continuous attention. It is policy to start with the reintegration as soon as possible after the employee becomes ill and is therefore absent from work, and the key factors are what the person can do instead of what they cannot (yet) do. In combating absenteeism, more and more operating companies are opting for an integrated approach taking in occupational health and safety, care and reintegration services. The suppliers of these support services are controlled in a critical and cost-conscious manner. Making it possible to control the risks of absenteeism will continue to receive a lot of attention. New instruments are being developed to add further support to this process.

Audits in production countries
Suppliers and manufacturers are obliged to meet the conditions that the group sets for such as working conditions in the factories that work for the operating companies. In accordance with the group's business code, all countries must respect basic living and working conditions. The requirements are based on the guidelines of the International Labour Organization (ILO).

In the past, suppliers and manufacturers were selected randomly for audits by employees of the group or by independent bodies. However, this system has now been further professionalised. During the reporting year, a great deal of progress was made with checking the working conditions in production countries in the Far East. An agreement between the Netherlands Association of Textile Chains (VGT) and the Foreign Trade Association of German Retail Companies (AVE) made it possible for operating companies to join a 'certification system' developed by AVE. Via the collaboration with the German retail group KarstadtQuelle (a joint purchasing office in the Far East), HEMA and V&D will start applying this system to all their suppliers in the coming years. Bijenkorf, Claudia Sträter, Hunkemöller and M&S have also put themselves forward.

During the reporting year, AVE organized a number of workshops for suppliers, in which they explained the requirements for working and production conditions and how compliance with those requirements is checked. Initially, the workshops were held in countries in which large concentrations of suppliers are located and where the risks of abnormal working conditions are greatest. After attending a workshop, suppliers are expected to allow themselves to be checked by one of the certification agencies accredited by AVE and SAI (Social Accountability International). Several dozen audits were performed already in the autumn of 2003.

HEMA, which has reported independently on its policy on socially responsible business since the 2001 financial year (in its 'sustainable business report'), serves as a pioneer within the group. During the reporting year, approximately fifty of HEMA's suppliers in India, the Philippines, Turkey, Pakistan and Indonesia attended workshops. This led to ten audits being performed during the reporting year. For the current year, workshops are scheduled in China, Hong Kong, Vietnam, Bangladesh, Thailand, Malaysia and Israel, for which 260 HEMA suppliers have already registered. It is expected that this will lead to an increasing number of audits. In the future, HEMA will only do business with suppliers that have been checked in accordance with the AVE system.

Suppliers of M&S participated in workshops in China. Since January 1, 2004, audits have been carried out at around twenty suppliers. The target is to audit all fifty suppliers of M&S in the Far East before January 1, 2005. From then on, all those suppliers must meet the requirements set out in the AVE guidelines. M&S has part of its collection manufactured in Europe, including in workshops in Belarus and Moldavia. Although these countries are not covered by the AVE certification system, M&S will subject those suppliers to audits according to the same method, and if necessary demand improvements in the production or working conditions.

In the current year, other parts of the group will follow the example set by HEMA and M&S, and will have workshops organized for their own suppliers. Under AVE's auspices, workshops were held for suppliers of Hunkemöller in Bangladesh, China, India, Hong Kong and Thailand during the first few months of 2004. Workshops are also scheduled for the current year for Hunkemöller's other suppliers in the Far East. In due course, all the operating companies concerned will have their suppliers audited according to the AVE system.

Besides AVE's audit method, the Fair Wear Foundation has also developed a certification system for working conditions. The two organizations and representatives from the retail industry are currently involved in discussions to assess what the differences are between the two systems and how those differences might be eliminated. In the autumn of 2003, the systems were compared. Two suppliers in India were audited by two different certification agencies. The results of the audits were virtually identical. In the current year, the possibilities for following up on that project will be examined.

Waste flows and energy consumption

By helping to increase awareness and introducing economizing measures, the waste flows and energy consumption of all operating companies are being reduced. In many respects, the objectives are in line with various international agreements.

Reducing the waste flows is very much a decentralized activity. The amount of waste produced and the composition of that waste differ substantially between the operating companies. More and more often, waste is separated at the start of the chain (in the distribution centres) in order to minimise the waste flows that have to be processed by the shops. For example, Dixons produces sustainable plastic crates for supplying its shops, and as a result the shops receive hardly any cardboard packing. Any packing materials that the shops do still have to separate are returned to the distribution centres, and since halfway through the reporting year those materials have been shipped away from a central collection point. During the second half of the reporting year, more than one hundred thousand kilograms of waste was processed centrally. The result is that the amount of waste processing via containers at the shops has reduced considerably, which has a positive impact on the environment in the vicinity of the shops.

HEMA's shops are also supplied with environmentally friendly containers and crates. Since the new distribution centre in Utrecht became fully operational (autumn of 2003), a new type of crate has been used and the collection of paper, cardboard and plastic has been optimised. The amount of waste that remains at the shops is relatively minor. For its removal, a collective contract has been signed with a single waste collector. In this way, approximately 1.5 million kilograms of residual waste was collected during the reporting year. HEMA is currently examining the possibilities of having the crates filled with HEMA products at the supplier's. This should considerably reduce the amount of transport packaging.

Hunkemöller's supply system is also standardized and environmentally friendly. Packing waste from all branches in Europe is shipped to the distribution centre in Hilversum, from where the waste is taken away.

According to a statement in connection with the Third Packing Covenant, the participating group companies (M&S, Hunkemöller, HEMA, Bijenkorf and V&D) together used more packing materials in 2003, which is mostly the result of expansion. By far the greatest part of the packing materials (around 70%) consists of paper and cardboard. Approximately half the packing material is transport packaging, which is collected at the various distribution centres and taken away. In 2003, there was a clear increase in the amount of packing waste that was collected and processed at the start of the distribution chain. The amount of consumer packaging in the shops dropped slightly.

The group's shop chains also play a part in collecting and recycling products that do not belong in the environment, such as batteries and printer cartridges. The reporting year again saw a large quantity of batteries collected: approximately 33,500 kilograms. Most of the batteries – around 85% of the total – are collected by HEMA, which has been collecting them for some years now. Dixons started collecting in November of 2002, and is already responsible for approximately 14% of the total quantity collected. Modern Electronics also started collecting during the reporting year. The collection is supervised by the foundation Stichting Batterijen (Stibat), which arranges processing and recycling. More and more cartridges are also handed in at the shops: just under twenty thousand at Dixons alone during the reporting year.

A number of initiatives have been undertaken to reduce the level of energy consumption. These initiatives range from replacing existing light fittings with light sources that use less energy and have longer lives, to installing low-energy cooling equipment. However, the effects of the energy savings cannot be properly measured until the companies have clear information about their energy consumption. This was the reason for four large operating companies to have the energy consumption per shop monitored by an external specialist during the reporting year. This allows unnecessarily high energy consumption to be ascertained at an early stage, so that timely counter-measures can be taken. This approach has proved successful, and will be applied at more operating companies during the current year.

Initiatives aimed at reducing the consumption of car fuel have not yielded any significant results. Research has shown that combining the freights of various shop formats in the closely-knit Dutch shop network will not cut back on transport movements and fuel. However, savings are possible on transport to shops outside the Netherlands. Therefore the supplies to the M&S, Hunkemöller and Claudia Sträter shops outside the Netherlands have been combined as much as possible.

Safety

Wherever large numbers of people gather, maintaining safety and preventing provocative and criminal behaviour are important issues. The group is therefore constantly creating safe working and shopping environments, particular by means of preventative measures. The safety measures of all the operating companies are coordinated by the Lack and Security Platform.

A great deal of progress was made during the reporting year in the fight against internal and external crime and in increasing the sense of security among staff and customers. In the previous financial year, a plan of action was launched in order to break through the downward spiral of growing shop crime. During the reporting year, the most urgent themes were given particular attention. The outcome is that the group is increasingly effective and successful in fighting shop crime. The most important results were achieved in the following areas:

- Shop bans. Notorious shoplifters and agitators can be denied access to all of the group's shops. Previously, this was only possible for the shop where the rules were broken. This is an important development because the police give a higher priority to maintaining a shop ban than to dealing with shoplifting.

- Camera surveillance. More intensive use is being made of camera technology. Cameras have a significant preventative effect. Making security cameras visible to the customers and staff reduces lack considerably.

- Mobile intervention teams. A number of operating companies employ mobile intervention teams, sometimes in combination with plain-clothes security officers. These teams are specialized in countering more or less organized shop crime, and have proven to be highly successful in practice. The number of teams will be increased during the current year.

- Ram raiding. A Court decision about the anti-ram posts policy adopted by many municipalities has made it easier to place anti-ram posts outside stores that are susceptible to violent robberies. The group is researching the possibilities for placing posts outside the most vulnerable stores of It's, Dixons, Dynabyte and Schaap & Citroen. This should be put into effect during the current year.

- Source tagging. The group devotes a great deal of attention to protecting the goods in the shops. Thanks to source tagging technology – which entails the manufacturer attaching small security strips to the products – virtually all products can be protected properly without making it too obvious. The group is a pioneer in this respect, and is involved in intensive negotiations with manufacturers and suppliers about attaching security measures at the source. HEMA and V&D already use source tagging on a large scale.

- Registration of employees. During the reporting year, regular discussions were held about the introduction of a group database for recording any employees who are guilty of fraud or theft. This is to prevent employees who are dismissed from one of the store formats for either of these crimes from being employed in another part of the group. In consultation with the Central Works Council, it was decided that no decision would be made until a sector-wide agreement has been reached about the compilation of such a list and its compilation has been approved by the Dutch Data Protection Board.

- Training. The operating companies invest large amounts in training new and existing employees. The basic principle is that alert employees who can anticipate criminals are the best form of prevention against shop crime. During the reporting year, the intensity of these activities was increased; a number of operating companies launched special internal campaigns to combat theft.

- Following on from the 'Combating Shoplifting in Town Centres' covenant signed towards the end of the previous financial year, the business sector and the government launched joint crime-fighting projects in a number of towns and cities during the reporting year. One of the results was an amendment to the General Police Bye-Law (APV) in Amstelveen, pursuant to which it is an offence to possess specially prepared bags for carrying protected goods through detection gates without triggering the alarm. In response, the group has adjusted its rules nationally, so that this ban applies to all of the group's shops.

Quality of life in town centres
The group wishes to be closely involved in developing shopping environments and infrastructures. With construction or renovation projects and by actively participating in municipal initiatives and retailers associations, the operating companies contribute, down to shop level, to social development. During the reporting year, the group organized a conference, together with the foundation Stichting Natuur en Milieu, entitled 'Town of Your Life'. Representatives from the business sector, the government, local administration and housing corporations indicated how they could contribute to achieving a vital town or city with a high quality of life. Various ideas and views were incorporated into a declaration of intent, which was signed by sixteen parties, including Vendex KBB. In that declaration of intent, the parties declare that they will join forces to preserve or create vital towns and cities with a high quality of life. Concrete initiatives are already being developed based on the declaration of intent.

Other issues
Various operating companies (HEMA, V&D and the DIY business unit) support the global initiatives for more sustainable forest management and the use of tropical and other wood that is produced in a responsible manner. For HEMA and V&D, the focus is mainly on home and garden furniture; not only because of the relatively high weight percentage, but also because the wood used for those products largely originates from tropical forests. In 2003, 43% of HEMA's home and garden furniture range bore the FSC quality mark. There is more wood in the product ranges of the DIY business unit (Praxis and Formido in the Netherlands), not only in the garden furniture, but also as regards parquet and timber. FSC wood is promoted at the DIY stores.
Wood bearing the FSC label currently comprises around 15% of the wood and wood products sold. Efforts are being made to increase the amount of FSC wood in the product range.

Since 1997, it has been forbidden to perform animal testing in the Netherlands to develop cosmetics. A ban on testing cosmetics on animals and on the sale of cosmetics that have been tested on animals will be introduced at European level in 2013. As a cosmetics producer with its own label, HEMA has for many years had a policy of not allowing cosmetics and the ingredients used in them to be tested on animals.

HEMA

	2003/04	2002/03	2001/02	2000/01	1999/00
x € million					
Net turnover	918	911	903	851	830
Operating result on retail activities	39	37	32	21	18
Retail EBITDA	61	58	54	42	38
Amortisation and depreciation	22	21	22	21	20
Investments	32	27	36	35	38
in %					
Operating margin	4.2	4.1	3.5	2.5	2.1
Return on retail operating capital	32	29	27	16	15
figures at end of financial year					
Stores	305	289	279	275	274
Employees (FTE)	5,723	5,791	5,720	5,700	6,284

HEMA is a store format with its own recognizable style, where almost exclusively HEMA brand products are sold. The range consists of products for everyday use: handy, nice and practical, high-quality, cheaply priced. HEMA develops many of its products itself, with the result that customers are surprised again and again by the range. For HEMA, the customer comes first: 'not happy, money back'. The HEMA stores have a functional appearance and are easy to navigate. There are large HEMA stores for the town centres and smaller stores for regional and neighbourhood shopping centres. At the end of the reporting year, HEMA had 305 establishments, of which 138 own stores and 130 affiliated stores in the Netherlands, 34 in Belgium and 3 in Germany. The sales areas range from 400 m² to approximately 2,300 m².

HEMA recorded a net turnover of € 918 million, a fraction more than in the previous financial year. The operating result on retail activities showed an increase for the sixth successive year: +5.4% to € 39 million.

In the reporting year, HEMA performed better than the rest of the market. In the first quarter, turnover increased by 1.2%. The second quarter was the exception, showing a drop in turnover of 2.1%. However, this was more than offset by the turnover in the third quarter (+3.5%). In the fourth quarter, the turnover was virtually the same as in the previous financial year. On balance, turnover rose by 0.8% during the reporting year. Disregarding the effects of expansion (sixteen new shops), turnover dropped by 0.7%.

In the Netherlands, turnover was slightly below that for the previous financial year. The turnover in Belgium rose by approximately 12%, owing mainly to the higher expansion rate. The number of Belgian stores rose by seven to a total of 34. In Germany, the third pilot store was opened in March of the reporting year. After a promising start, the turnover there remained below the expected level. The principal reason for this is the fact that both the HEMA format and the product range are not yet sufficiently well known. After an interim evaluation, some aspects were changed (shop layout, prices, marketing communications) to tie in more closely with the expectations of the German consumers.

The improvement in the operating result on retail activities (+5%) stems mainly from improved margins, improved logistical efficiency and tighter cost management. While the gross margins rose, some retail prices were lowered. This enhanced HEMA's low-price image and led to increased market shares. HEMA's result was clearly influenced by the start-up losses in Germany. In the Netherlands and Belgium, the results rose by around 14%.

Against the background of the poor consumer climate, most product

Operating result on retail activities
x € million


50
40
30
20
10
0
18
21
32
37
39
1999/00
2000/01
2001/02
2002/03
2003/04


HEMA
GOUD
HAANTJE






HEMA
HEMA
LA TÊTE DANS LES

groups performed satisfactorily. Of the fashion groups, women's and men's wear and baby clothes and children's wear performed better than in the previous financial year, which was already excellent. Virtually all hardware groups performed slightly below the levels of the previous year. The exceptions were the personal hygiene and accessories groups. The figures for the food groups were mixed. In December of the reporting year, Dutch consumers chose HEMA as the best shop format in the Netherlands for the second year running.

Important developments during the reporting year were the introduction of new cash register systems in the shops, the development of a new food concept and the new mechanized logistics centre in Utrecht becoming fully operational in November of the reporting year. Building and equipping this centre took three years. The investment totalled around € 25 million, making it one of the largest projects of its kind. The completion of this project is an important milestone for HEMA. The tremendous improvements to logistical efficiency mean that the availability of products in the shops can be improved further and that the costs of logistics will drop further.

A new concept was also developed for the HEMA format during the reporting year. Its most important features are a high degree of flexibility and major product dominance. The presentation of some of the products is also different to what HEMA customers expect. Products are no longer grouped by type in a fixed place in the shop, but are arranged by target group (babies, children, women, men). The new concept is being tested in the Amersfoort branch, which was reopened on March 24 of the current year having been closed for several months while rebuilding work was carried out.

In October 2003, HEMA started a pilot project with cash points under its own brand name. In twenty establisments, customers can withdraw cash with their PIN cards during the shop's opening hours. The pilot will run until mid-2004, after which it will be decided whether cash points will also be installed in the other branches in the Netherlands. The project is part of the plans to start offering more financial services and products under the HEMA brand name in the current year.

HEMA will increase the expansion rate in the current year, with 20 to 25 new stores. In Belgium, 9 new stores are scheduled, and the first HEMA stores will be opened in Luxembourg.

HEMA
number of stores and sales area

As at January 31	2004		2003		2002		2001		2000	
	No.	Area m²	No.	Area m²	No.	Area m²	No.	Area m²	No.	Area m²
Netherlands	268	273,875	260	270,975	255	268,275	252	267,000	251	266,250
Own stores	138	134,250	132	132,700	127	130,000	124	128,725	125	129,975
Affiliated companies	130	139,625	128	138,275	128	138,275	128	138,275	126	136,275
Belgium	34	24,325	27	21,075	24	18,675	23	17,725	23	18,025
Germany	3	3,225	2	2,000						
Total	**305**	**301,425**	**289**	**294,050**	**279**	**286,950**	**275**	**284,725**	**274**	**284,275**


HEMA
nú 6.-


WIJN INFORMATIE
licht en soepel
soepel en zacht
vol en rijp
kruidig en krachtig
elegant en verfijnd


BANKE

	2003/04	2002/03	2001/02	2000/01	1999/00
x € million					
Net turnover	812	855	889	889	879
Operating result on retail activities	- 39	- 11	12	25	23
Restructuring charges	- 80	- 48			
Retail EBITDA	- 74	- 24	40	55	55
Amortisation and depreciation	45	35	28	30	32
Investments	52	56	50	41	30
in %					
Operating margin	- 14.7	- 6.9	1.3	2.8	2.6
Return on retail operating capital	- 88	- 33	6	16	15
figures at end of financial year					
Department stores	72	70	69	69	68
Stand-alone restaurants	15	16	16	18	18
Employees (FTE)	7,504	8,532	8,941	9,224	9,233

V&D is a department store for a broad target group, with the emphasis on women between 30 and 60 years old, their partners and their children. The range of products is varied and up-to-date, and consists of attractively priced high-quality products, mostly under own label. After the closing of five stores in February of the current year, V&D has with 67 stores a prominent presence in virtually all relevant service areas in the Netherlands. There are different types of V&D department stores, ranging from 3,000 m^2 to more than 10,000 m^2 in size. The restaurant and food formats La Place and Le Marché are successful elements of the department stores. In addition, V&D also operates fifteen La Place restaurants at independent locations outside the department stores.

The past year was very disappointing for V&D. Net turnover came to € 812 million, approximately 5% less than in the previous financial year. After a successful 'Price Circus' promotion campaign in March of the reporting year, turnover was under pressure from April onwards. It became apparent early in the second quarter that many of the commercial measures that had been taken in the previous financial year to restore profitability were not having the desired effects. The rising stocks and disappointing consumer spending during the warm summer months forced V&D to reduce prices drastically in almost all product groups. This led to an operating loss of more than € 35 million for the first six months.

Operating result on retail activities

x € million — Excluding restructing charges



30
20
10
0
-10
-20
-30
-40
-50
23
25
12
-11
-39
1999/00
2000/01
2001/02
2002/03
2003/04

In response to the worrying drop in turnover in the second quarter, the progress of the recovery process was analysed in more detail. This resulted in the decision early in July of the reporting year to make extensive changes to the management of V&D. Under the leadership of the new management, a large package of measures was worked out to quickly get V&D out of the danger zone and lay the basis for recovery of returns in the medium term. The reorganization plan was announced early in September of the reporting year. Many of the effects of the measures were realized during the second half of the reporting year. This meant that the loss was significantly reduced in the second half of the year, to approximately € 4 million. The operating loss for the financial year therefore came to € 39 million.

A provision of € 80 million was charged against the 2003/04 result in connection with the reorganization measures. Of this sum, approximately € 60 million pertains to redundancy charges, € 8 million to the disposal of twelve department stores, and € 12 million to other closure costs (rent liabilities, selling the entire stock, returning the shops to their original condition).

The principal measures introduced during the second half of the year were:

☐ The accelerated introduction of a new management model, supported by the implementation of SAP as the information system. This creates a process-oriented and efficient organization that can respond optimally to relevant market developments and the increasingly rapid changes in consumer needs. During the reporting year, 'SAP Business Warehouse' was brought into use to allow clear-cut result-oriented control. In the current financial year, the control of the supply chain will be supported by the phased introduction of SAP Retail.

☐ Considerable cost savings: the accumulated savings at the end of the reporting year were approximately € 15 million. As at January 31, 2004, the savings had risen to € 1 million per week: in other words over € 50 million per year, which was the target when the recovery plans were announced in September of the reporting year. This means that in the current year it will be possible to bring V&D back into the black, even if, as is expected, the turnover drops slightly.

☐ An important part of the cost savings was realized by drastic reorganizations in virtually all parts of the company. In addition, it was agreed with the trade unions that the current Collective Labour Agreement arrangements would remain unchanged until February 2006. With reorganizations at the head office and in the establishments, the closure of five small department stores at the start of the current year (Almelo, Geleen, Heerenveen, Kerkrade and Rotterdam-Oosterhof), the closure of the bakeries in Aduard and Sint Oedenrode and the closure of the already slimmed-down distribution centre in Amsterdam, the number of employees has been reduced by 1,590 FTEs (approximately 2,700 people) since August 1, 2003. There are plans to close another seven stores on August 1 of the current year (Helmond, Middelburg, Sneek, Tiel, Valkenswaard, Venlo and Vlaardingen).

☐ Investments were reduced by more than € 16 million in the reporting year as compared with the original plan.



The planned refurnishing of department stores to match the example of the entirely renovated establishments in Enschede and Maastricht was suspended. The investment budget for the current year is around € 15 million.

☐ A temporary suspension of purchasing restored control of the stocks, which had risen rapidly after the summer of 2003. As a result, the value of the goods brought in was over € 57 million less than it would have been without the suspension of purchasing. Thanks to this measure, it was possible to close the reporting year with a healthy level of stocks.

☐ The excessive number of suppliers (3,600) was reduced by approximately 35% by the end of the reporting year. The target is to reduce the number of suppliers to 1,200 or fewer during the current year. The purchasing power resulting from this measure allows V&D to achieve better purchasing prices. Standard payment conditions have now also been introduced, which should yield cost savings and result in a more efficient way of working and a reduction of the working capital.

At the start of the current year, V&D presented the commercial plans to grow towards a considerable level of return in the coming years: a new basic concept for a department store of 7,000 to 8,000 m², with alternatives for the larger and smaller shops. A central feature of the blueprint for the new basic concept is the traditional core function of the department stores: presenting and combining groups of products and services that form a coherent whole and are up-to-date and are therefore perfectly suited for sale under one roof and can be used to build up strong market positions.

In addition to the successful restaurant and food formats (such as La Place and Le Marché), two new pillars will be created to form the theme for eight new departments. These pillars are 'seasons' (continually updating throughout the year; which is perfect for department stores) and 'digital world' (the world of innovation and interaction, touching on all product groups).

In the eight new departments to be formed, the non-food products on sale will be organized along lines that are logical to customers (e.g. men's shoes with men's wear, school products in the children's/teenagers' department), and where possible the range will be enlarged into new concepts. Existing departments that do not meet the criteria will be incorporated into one of the eight new departments, slimmed down or removed. This means that the large number of products currently sold at V&D will in time be reduced to a more convenient number.

The new ranges will be clearly presented in the department stores. Customers will no longer find a wide range of random house brands, most of which they do not recognize as brands, but instead six strong 'private labels', each with its own character and each of which they will experience in a different way. For food & restaurant services, V&D already has two strong brands: La Place and Le Marché. These will also be used for new food concepts. For the non-food departments, three existing labels have been selected: Essentials, SOHO and Yes or No, and a new label will be designed. The labels will be used for different types of products in different departments. The character and positioning of an article will determine which label will be used.

One of the effects of the renewed concept will be that the range of products in the stores will become more dynamic. This will strengthen the customer's experience of the brands and restore V&D's identity. The choice of a single basic concept will make the organization and layout of the stores clear and comprehensible for the customers. The control of the store format will also become simpler. The use of the available sales area will improve, which should generate a higher average contribution per m², better conversion and higher receipt amounts. For the moment, increases in turnover are not the principal goal: the focus is on improved margins and fewer mark downs. These are to be achieved by purchasing better and more up-to-date products, increasing the turnover speed of the products and concentrating on product groups in which V&D traditionally holds large market shares.

The renewed concept will be introduced step by step. In the autumn of 2004, the new women's and men's wear departments will be introduced. At the end of the next financial year, approximately 80% of the collection will be organized according to the new vision. Early in 2006, the entire concept will be visible in the new department store in Almere and the entirely renovated store in Arnhem.

In preparation for the introduction of the new basic concept, V&D will use its advertising and communications instruments to enhance its image.

V&D
number of stores and sales area

As at January 31	2004		2003		2002		2001		2000	
	No.	Area m²	No.	Area m²	No.	Area m²	No.	Area m²	No.	Area m²
Department stores	72	344,800	70	343,400	69	341,875	69	341,875	68	338,425
Restaurants (stand alone)	15	10,800	16	10,900	16	9,400	18	12,125	18	12,125
Total	**87**	**355,600**	**86**	**354,300**	**85**	**351,275**	**87**	**354,000**	**86**	**350,550**


Zalmfilet
noordzee
portie p.p
oesters
Kreeft

Bijenkorf

	2003/04	2002/03	2001/02	2000/01	1999/00
x € million					
Net turnover	399	389	381	361	354
Operating result on retail activities	2	2	17	16	15
Retail EBITDA	15	15	29	27	25
Amortisation and depreciation	13	13	12	11	10
Investments	21	14	17	13	10
in %					
Operating margin	0.5	0.5	4.2	4.2	4.0
Return on retail operating capital	2	2	23	24	30
figures at end of financial year					
Stores	13	11	10	7	7
Employees (FTE)	2,854	2,891	2,876	2,714	2,742

Bijenkorf is an inspiring, trend-setting and dynamic department store format with a complete portfolio of brands, comprising international premium brands, A-brands and house brands for fashion, cosmetics, accessories, living, media, sports and travel. The restaurant activities are also important. Bijenkorf is characterized by its modern themes and events and its innovative customer card. Part of the product range is designed exclusively by or for Bijenkorf. Bijenkorf has twelve stores in the major Dutch cities. There are four formats in terms of sales area, ranging from approximately 3,000 m² (Bijenkorf Fashion) to 20,000 m² (flagship store in Amsterdam). In addition to these stores, Bijenkorf also has an outlet store.

In the reporting year, Bijenkorf achieved a net turnover of € 399 million, slightly (2.6%) above that for the previous financial year. The development of turnover was negatively affected by the disappointing sales of Christmas gifts by Bijenkorf Business Cadeau in the fourth quarter. Disregarding this effect, turnover rose by 3.7%. This rise stems entirely from expansion (the outlet store in Batavia Stad, which was opened in mid-May of 2003, and the new department store in Maastricht, which was opened toward the end of August). Disregarding the expansion, the shop turnover dropped fractionally.

The operating result on retail activities remained unchanged at € 2 million. The result was negatively affected by the disappointing sales of Christmas gifts, generating a loss for the third consecutive year on that activity. The result was positively influenced by the cost-saving measures that were introduced during the reporting year, both at the head office and within the shop organization. The savings will rise in the current year, to a structural level of around € 5 million per year.

As a department store format in the middle/high market segment, realizing approximately 70% of its turnover with international brands, Bijenkorf suffered relatively greatly in the reporting year from the recession and the very hot weather in the second quarter and at the start of the third quarter. By launching sales campaigns with a clear emphasis on price advantage, Bijenkorf managed to partly offset the consequences of the recession without lowering its margins.

In the important sectors, Bijenkorf increased its market share. Disregarding the effects of expansion, the turnover in men's wear remained virtually unchanged, while that for women's wear dropped slightly. This is favourable in comparison with the market developments in the Netherlands, where turnover in the clothing sector was under considerable pressure for a large part of the year.

Operating result on retail activities

x € million



20
10
0
15
16
17
2
2
1999/00
2000/01
2001/02
2002/03
2003/04






MAC

The development of the turnover in the accessories segment was also satisfactory. In the living segment, and to a lesser extent the restaurant services, turnover was under pressure. The 'Three Grazy Days' sales campaign in September of the reporting year again generated top sales volumes; disregarding the effects of expansion, turnover was approximately 12% above that of the previous financial year.

The turnover of the individual stores varied. The three fashion stores developed excellently and in poor market circumstances each recorded increases in turnover. The new store in Maastricht started well at the end of August of the reporting year, and since then has performed in accordance with the expectations. The outlet store also proved to be a successful venture, not only for timely removal of excess stock, but also for efficiently managing mark downs. The store in Enschede, which was opened in 2002, performed below expectations, particularly because of the major infrastructure work around the department store. Toward the end of 2003, the redevelopment of the town centre was completed. In order to structurally improve the shopping climate after a prolonged period of construction, companies and the municipal authorities must undertake joint initiatives for an intensive promotional campaign in the region and in Germany. The flagship store in Amsterdam suffered the effects of the large-scale internal rebuilding project, the construction of a new metro line (the Noord-Zuidlijn) and the drop in international tourism.

The rebuilding project in Amsterdam, which was started in the second quarter of the reporting year, is major in terms of both construction and logistics. The oldest and largest Bijenkorf department store will be enlarged by 3,000 m² over several floors to total more than 20,000 m². This massive project will be completed in phases, the last of which should be finished early in 2006. The Amsterdam department store will then have approximately 14,000 m² of fashion and related departments, making it the largest 'fashion mall' in the Netherlands.

On several floors in Amsterdam, space will be made available for expanding existing departments or introducing new ones, such as a 'leisure and entertainment' department and a modern service centre. At this service centre, BIJfinance was introduced in March of the current year: a 'shop in the shop', where customers can take out insurance and mortgages and purchase other financial products related to the theme of living. BIJfinance will also be opened in Rotterdam in August of the current year. The Hague will follow in 2005. In addition, the user options for the highly successful BIJcard (over four hundred thousand card holders) will be expanded in the spring of 2004. From then onwards, it will also be possible to use the card as a normal credit card (Mastercard). An agreement was concluded with Fortis Bank to cover this functionality.

Bijenkorf
number of stores and sales area

As at January 31	2004		2003		2002		2001		2000	
	No.	Area m²	No.	Area m²	No.	Area m²	No.	Area m²	No.	Area m²
Total	**13**	**107,725**	**11**	**99,675**	**10**	**93,650**	**7**	**86,375**	**7**	**86,375**


OPEN HUIS
W E K E N
Vanaf woensdag
31 maart
heel veel voordeel




bij extra
A Tavola!


HOLLAND
OPEN HUIS


WOW

DIY

x € million	2003/04	2002/03	2001/02	2000/01	1999/00
Net turnover	1,220	1,063	734	661	567
Operating result on retail activities	82	78	57	45	39
Retail EBITDA	119	107	70	57	48
Amortisation and depreciation	37	29	13	12	9
Investments	34	27	20	31	13
in %					
Operating margin	6.7	7.3	7.7	6.8	6.9
Return on retail operating capital	21	25	35	30	38
figures at end of financial year					
Stores	315	304	204	205	204
Employees (FTE)	4,980	4,236	2,635	2,817	2,749

The Do-It-Yourself business unit, with a number of formats and a total of 315 stores, is one of the largest market players in the Benelux. In the Netherlands, the business unit operates two chains, Praxis and Formido. The two chains complement each other in terms of products, company size and location. **Praxis** is the largest-scale format of the business unit, operating home improvement stores that vary in size from 2,000 m^2 to no less than 15,000 m^2. The largest megastores also include a garden centre. **Formido** is a franchise chain of smaller DIY-stores, with an average sales area of 1,500 m^2. In Belgium, the business unit is active under the **Brico** and **Brico Plan-it** brand names. The business unit's composition there is similar to the Dutch organization: small and large stores and a blend of own stores and affiliated companies.

In the reporting year, the DIY business unit again succeeded in considerably strengthening its market position in the Benelux. Midway through the year, the acquisition of the Belgian activities of the French Leroy Merlin group was completed, followed by the takeover of Castorama's only megastore in Belgium. With these takeovers, the business unit acquired seven major DIY-stores with garden centres in Belgium. This means an increase of the business unit's Belgian turnover of approximately one third on an annual basis.

The newly acquired stores are being integrated into the Brico organization, although they will be operated under the new name of Brico Plan-it. Toward the end of 2004, at the latest, the name of Leroy Merlin will have been replaced on all stores by Brico Plan-it, in accordance with the takeover agreement.

In the Castorama stores in Kortrijk, a new megastore concept will be introduced during the first six months of the current year, also under the name of Brico Plan-it. The product range will consist of the best from the DIY business unit's various formats, and should provide the depth, width and prices to make it a unique experience for the Belgian DIY public. The concept will be gradually introduced into other Belgian megastores over the course of the current year.

Thanks to the Belgian acquisitions, the DIY business unit's net turnover has risen sharply for the fourth consecutive year. In the reporting year, turnover rose by almost 15% to € 1,220 million. This makes the business unit by far the largest business unit in the group (accounting for more than a quarter of the total turnover). Disregarding the effects of the acquisitions, the increase in turnover for the reporting year was 2.4%: less than in previous years. The slower growth was mainly caused by the less favourable developments in the Netherlands, where the market stopped growing entirely during the course of the reporting year. In the fourth quarter, there was even a drop in consumer spending in the DIY sector for the first time in many years. This is reflected in the turnover figures of Praxis and Formido in the fourth quarter, which were slightly below those for the previous financial year. Over the whole year, Praxis still recorded a fractional rise in turnover, as did Formido. In Belgium, the market developed more positively, resulting in a further autonomous increase in turnover at Brico.

The operating result on retail activities of DIY rose by around 5% to € 82 million. Of this increase, approximately

Operating result on retail activities

x € million



90 –
80 –
70 –
60 –
50 –
40 –
30 –
20 –
10 –
0 –
39
45
57
78
82
1999/00
2000/01
2001/02
2002/03
2003/04



PRAXIS


KLUS MARKT
ELKE KLUS, EEN PRAXIS KLUS.
PRAXIS
UINCENTRUM

1% is attributable to the acquisitions in Belgium. In the Netherlands, Praxis's result dropped slightly. The deteriorating market caused increased competition between the major suppliers, which was mainly visible in the large number of special discount campaigns. As a consequence, the margins came under pressure. Formido's result rose, as did Brico's. Besides the Belgian acquisitions, the business unit expanded further on a modest scale. The number of Praxis stores rose on balance by 4 to a total of 121. Seven stores of affiliated companies were added to Praxis' own chain of shops. A milestone was reached when, in the autumn, the greatly expanded megastore in Amsterdam Zuid-Oost was finished, complete with a new garden centre. At 15,000 m2 this is the business unit's largest establishment. Praxis also devoted a great deal of commercial attention to the format's 25th anniversary. Formido also reduced the number of affiliated stores, partly in favour of its own stores. The total number of stores dropped on balance by 3 to 78. One of the priorities was the ongoing implementation of the larger Formido concept (3,000 m2) and the development of a compact Formido version (approximately 1,200 m2). The number of Brico's own stores remained unchanged, and three new franchise takers joined the format; the total number of stores rose to 111, including the 7 megastores that were acquired.

In the reporting year, the DIY business unit devoted a great deal of attention to integrating the acquired Belgian activities into the Brico organization and developing the new concept for Brico Plan-it. The close collaboration between the Dutch and Belgian organizations was also given further shape, with the main principles being retention of own management, format name and commercial independence. Know-how and experience is exchanged via the international holding company Vendex KBB DIY Group, which was incorporated during the previous financial year. Initiatives are also undertaken for concept development and achieving purchasing advantages.

DIY

Do-It-Yourself (number of stores and sales area)

As at January 31	2004		2003		2002		2001		2000	
	No.	Area m2	No.	Area m2	No.	Area m2	No.	Area m2	No.	Area m2
NETHERLANDS										
Praxis	**121**	**480,050**	**117**	**457,850**	**117**	**452,925**	**118**	**449,500**	**116**	**420,975**
Own stores	99	409,200	88	370,075	88	370,675	87	368,100	83	328,625
Affiliated companies	22	70,850	29	87,775	29	82,250	31	81,400	33	92,350
Formido	**78**	**133,300**	**81**	**134,300**	**82**	**132,175**	**82**	**130,025**	**83**	**129,050**
Own stores	8	13,450	5	8,875	1	1,775	2	3,300	3	4,725
Affiliated companies	70	119,850	76	125,425	81	130,400	80	126,725	80	124,325
Other	**5**	**15,500**	**5**	**15,500**	**5**	**15,500**	**5**	**14,750**	**5**	**13,850**
BELGIUM										
Brico	**111**	**319,775**	**101**	**244,825**						
Own stores	43	163,575	43	164,100						
Affiliated companies	61	89,025	58	80,725						
Brico Plan-it	7	67,175								
Total	**315**	**948,625**	**304**	**852,475**	**204**	**600,600**	**205**	**594,275**	**204**	**563,875**


Formido


Formido



8
Snijgereedschap
Tuingereedschap
Plantenbescherming
Meststoffen
9
Mazen
Latwerk - steunstok
Toebehoren zaden
Zaden
11
COMPO SANA
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24/03/2004 - 11/04/2004
www.compo.be
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BRICO
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14,00
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ALGOFLASH

	2003/04	2002/03	2001/02	2000/01	1999/00
x € million					
Net turnover	457	456	425	391	362
Operating result on retail activities	35	46	44	42	35
Retail EBITDA	54	61	56	55	49
Amortisation and depreciation	19	15	12	13	14
Investments	39	26	31	14	12
in %					
Operating margin	7.7	10.1	10.4	10.7	9.7
Return on retail operating capital	31	46	46	51	49
figures at end of financial year					
Stores	721	668	640	610	588
Employees (FTE)	3,429	3,194	3,099	2,904	2,733

The fashion business unit consists of the three international Fashion formats M&S, Hunkemöller and Claudia Sträter, with a total of 721 stores in seven countries. M&S is the group's largest fashion chain (417 stores in six countries), and markets itself as a 'discount boutique' for women over 35. Hunkemöller (276 stores in six countries) is an international chain for ladies' underwear, nightwear and swimwear. The women's wear format Claudia Sträter (28 stores in four countries) is a niche player in the high-quality fashion segment. The common factor uniting the three formats is that they all almost exclusively sell products under their own brand name and with their own character.

In the reporting year, the Fashion business unit recorded a turnover of € 457 million. This is a fraction higher than in the previous financial year. During the first six months, the developments were positive, with turnover increasing by 7.8% in the first quarter and almost 5% in the second. The fashion business unit's turnover dropped by 6.1% in the third quarter and by 5.2% in the fourth. Although Hunkemöller and Claudia Sträter managed to recover from the poor third quarter in the last three months of the year, M&S' turnover remained under pressure during the last period of the reporting year. The disappointing developments can be attributed to the slump in the European outerwear sector. Particularly during the second half of the year, spending in this segment was under heavy pressure, especially in the Netherlands. The operating result on retail activities for the Fashion business unit dropped by 24% to € 35 million. This drop was almost entirely attributable to M&S, and arose in the second half of the year. During the first six months of the year, the business unit's result rose by 26% to almost € 30 million.

Operating result on retail activities

x € million



50
40
30
20
10
0
35
42
44
46
35
1999/00
2000/01
2001/02
2002/03
2003/04

M&S

M&S is the most expansive fashion chain in the group. The format markets itself as a 'discount boutique' for women in the over-35 age group. M&S stands for an attractively priced and modern range of fashionable women's outerwear in all sizes. The collection is developed, produced and tested for quality under the format's direct control. In order to enable a quick response to current trends – M&S introduces a new theme in its shops every two to three weeks – approximately half the collection is manufactured by M&S' own production company. M&S has stores in the Netherlands, Belgium, Luxembourg, Germany, France and Spain.

For M&S, the reporting year was an ambiguous period. The first six months were very successful, despite the market developments, which were already disappointing. In that period, the result rose substantially compared with the slow first six months of 2002/03. Effective supply chain management allowed M&S to operate with considerably reduced inventories, resulting in markedly fewer mark downs and a sharp rise in the gross margins.

The second half of the reporting year was completely different. The tropical weather at the start of the third quarter and the hot autumn heralded a failed winter season. All market players started clearing out their winter collections early, with major discounts. M&S had to do likewise. Although its stock was well under control, a lot of prices had to be cut. This put pressure on the margins and the result. The advantage in terms of the result recorded during the first six months was completely lost. Ultimately, the annual result was significantly lower than that for the previous financial year. In view of the developments in the second half of the year, a decision was made to sharper selling prices and parts of the collection.

In the reporting year, M&S continued its international expansion. On balance, the total number of stores



M&S
PRINTEMPS COLLECTION 2004


-40%
Nu

rose by 32 to 417, particularly as a result of growth in France and Spain. In France, 27 new stores were opened, bringing the total at the end of the financial year to 138. This makes France the most important country for M&S, not just in terms of turnover, but also in the number of stores. In Spain, where M&S entered the market with 2 stores at the end of the previous financial year, another 6 stores were added. The Benelux saw a modest expansion. In Germany, where the shopping climate is poorer than in other countries, M&S' result remained insufficient; 5 stores were closed. For the current year, expansion is foreseen, particularly in the south of France and in Spain.

In order to further improve the product flows and logistics in the southern countries, M&S opened a distribution centre – the company's third – in the south of France in November of the reporting year. In addition, the company opened its own purchasing office in Shanghai to make better use of the opportunities offered by the Chinese market. This will result in considerable savings on cost prices.

The adjusted shop concept (with its new logo) that was introduced at the end of the previous financial year was applied in ten stores in the reporting year. The converted stores show a positive development. It was decided that more stores will be updated. At the end of the current year, approximately fifty stores should have been converted. Essential elements of the new concept are a more powerful fashion image and more peace and space in the shop presentation, allowing higher sales volumes to be achieved with less stocks.

Hunkemöller
Hunkemöller is an international chain of specialist shops positioned on the market with its own brand of ladies' underwear, nightwear and swimwear. The format only sells products under its own name. The up-to-date, modern collection is characterized by very high quality and excellent fits, and is offered at attractive prices. The process from design to sale is managed entirely by Hunkemöller itself. The stores are open, while retaining a degree of intimacy, and are located in prime A1 locations in town and shopping centres. Hunkemöller has stores in the Netherlands, Belgium, Luxembourg, Germany, Denmark and France. The company is the market leader for the Benelux.

For Hunkemöller too, the reporting year was full of ups and downs. The first six months were excellent, with a sharp increase in the result. However, in the second half of the year, Hunkemöller suffered the effects of the extreme pressure on consumer spending. A poor third quarter was followed by a slight recovery in the fourth quarter. On balance, the annual turnover was higher than that for the previous financial year. The result was slightly below that for 2002/03.

There are marked differences between the performances of the different countries. Disregarding the effects of expansion, turnover dropped slightly in the Netherlands and Denmark. In the other countries, slight increases in turnover were recorded. A striking development is the rise in turnover in Germany, where the market was under intense pressure. The market shares in all countries were enlarged.

Hunkemöller continued its expansion in the reporting year. On balance, the total number of stores was increased by 20 to a total of 276. New stores were opened in the Netherlands (+7), Denmark (+8) and France (+7). In Belgium/Luxembourg two stores were closed on balance, and in Germany the number of stores remained unchanged. The rate of expansion will be increased in the current year, particularly in France.

With a view to the international expansion, Hunkemöller decided to test a new name and house style. The present name is only well known in the Dutch-speaking market area, but does not help the easy introduction of the shop format and image building in the other countries. In none of those countries is the name Hunkemöller associated with ladies' underwear, and definitely not with the style and character that the brand is supposed to represent. After a long and thorough preparation period, an entirely new house style was developed during the reporting year, which does more justice to the brand's values of 'caring, adorning, and indulging'. The plan is that a new brand name will be attached to this style.

The new house style was introduced in two stores per country towards the end of the reporting year, and it will be extensively tested over a period of several months. In the spring, the results from the pilot stores and from consumer research will be evaluated, after which a decision will be made in May 2004 as to whether or not all stores will be changed. If the answer is positive, all the stores will be converted during the summer months of the current year.

Hunkemöller has further professionalised its communications with its customers. Four more issues of the magazine 'Anybody', which was launched in the previous financial year, were published during the reporting year, in print runs of 700,000 and in all countries where the format is deployed. The Internet site was also expanded, and is now available in several languages. In September, Hunkemöller's efforts to provide its customers with the best possible service resulted in the company being awarded the Annual Retail Prize in the category for chain stores. This means that the format is entitled to call itself 'the best shop of 2003' for a whole year. The prize is an acknowledgement of the development that Hunkemöller is undergoing from being the market leader in the Benelux to being a






hunkemoller

leading European body fashion brand.

Claudia Sträter
Claudia Sträter is specialized in women's wear with a unique character, aimed at modern, self-assured women. The collections are for sale in the company's own stores at top locations in the Netherlands, Belgium and Luxembourg, and since September of the reporting year also in Germany. The company also sells part of its product range to independent fashion shops and department stores in the Netherlands and abroad.

In the reporting year, Claudia Sträter did not achieve any rise in turnover, despite having one store more (28). For the first time in many years, the annual turnover dropped. In contrast to general market developments, the format achieved a clear increase in turnover in the fourth quarter of the year, which allowed the deficit recorded in the previous quarters to be partly offset. The stores performed better than the wholesale, which suffered more acutely from the poor market circumstances in the outerwear sector.

The positive development in the fourth quarter stems from tighter control of the collection and the completion of the renovation programme. The last three stores to be restyled were finalized in the autumn, which led to a significant rise in turnover and substantially improved the result at those stores. Although Claudia Sträter's annual result dropped, its operating margin is still one of the highest of the group.

After a long and thorough preparation period, Claudia Sträter entered the German market in the reporting year. In September, a pilot store was opened in Münster. The experiences so far are encouraging. Entering the German market ties in with the group's strategy to turn Claudia Sträter into a more international fashion format as well. To this end, not only more stores will be opened outside the Netherlands in the coming years, but the number of sales outlets served wholesale will also be increased. The plan is that a second store will be opened in Germany during the current year to assess the market more accurately. In the Netherlands, one new store will be opened.

Fashion
number of stores and sales area

As at January 31	2004		2003		2002		2001		2000	
	No.	Area m²	No.	Area m²	No.	Area m²	No.	Area m²	No.	Area m²
M&S	**417**	**82,500**	**385**	**77,575**	**362**	**74,425**	**339**	**69,875**	**332**	**68,700**
Netherlands	131	26,675	128	25,950	128	26,750	128	26,775	128	26,750
Belgium/Luxembourg	63	13,200	62	13,000	62	13,000	61	12,825	61	12,825
Germany	77	15,800	82	16,875	79	16,375	71	14,950	67	14,375
France	138	25,575	111	21,325	93	18,300	79	15,325	76	14,750
Spain	8	1,250	2	425						
Hunkemöller	**276**	**32,175**	**256**	**29,375**	**252**	**29,025**	**245**	**27,625**	**227**	**24,750**
Netherlands	128	14,900	121	14,000	120	13,875	118	13,425	117	12,950
Own stores	92	11,400	87	10,700	86	10,575	84	10,125	83	9,650
Affiliated companies	36	3,500	34	3,300	34	3,300	34	3,300	34	3,300
Belgium/Luxembourg	65	7,600	67	7,675	66	7,375	66	7,350	65	6,975
Germany	54	6,350	54	6,350	52	6,350	50	5,875	45	4,825
Denmark	18	1,875	10	850	10	850	11	975		
France	11	1,450	4	500	4	575				
Claudia Sträter	**28**	**6,025**	**27**	**5,700**	**26**	**5,500**	**26**	**5,400**	**29**	**5,875**
Netherlands	18	4,000	18	4,000	17	3,800	17	3,800	17	3,800
Belgium/Luxembourg	9	1,775	9	1,700	9	1,700	9	1,600	12	2,075
Germany	1	250								
Total	**721**	**120,700**	**668**	**112,650**	**640**	**108,950**	**610**	**102,900**	**588**	**99,325**




claudia strater

Consumer Electronics

	2003/04	2002/03	2001/02	2000/01	1999/00
x € million					
Net turnover	603	615	613	468	248
Operating result on retail activities	17	25	14	18	8
Retail EBITDA	25	33	21	24	11
Amortisation and depreciation	8	8	7	6	3
Investments	10	14	14	6	6
in %					
Operating margin	2.8	4.1	2.3	3.8	3.2
Return on retail operating capital	19	34	19	23	14
figures at end of financial year					
Stores	314	304	308	298	197
Employees (FTE)	1,970	2,081	2,084	2,021	1,288

The Consumer Electronics business unit comprises five formats, aimed almost exclusively at the Dutch market: Dixons, Dynabyte, It's, Modern Electronics and Prijstopper. With these five chains, the business unit is represented in all segments of the electronics market. With Dixons and Dynabyte, the business unit occupies a strong position in the multimedia, computers and digital photography segment. It's, Modern Electronics and Prijstopper are among the major market players for household electronics, brown goods and white goods. With a total of 314 stores, the business unit is the largest supplier of consumer electronics in the Netherlands.

In the reporting year, the net turnover of Consumer Electronics totalled € 603 million. This is marginally less than in the previous financial year. Significantly higher turnover was realized in the multimedia and computer segment. In the declining market for household electronics, turnover came under pressure, although the fourth quarter showed a slight recovery, particularly for Modern Electronics. The operating result on retail activities dropped slightly, as compared to the normalized result for the previous financial year, to € 17 million. The total result for the previous year (€ 25 million) included a one-off effect of € 7 million on balance, which consisted of income from the termination of a contract for distribution of mobile telephony and income and expenses connected to the restructuring of Modern Electronics and the integration of this format's back office with that of It's.

Dixons and **Dynabyte** are headed by a single management team, although each has its own back office and occupies a different position on the market. Together, they are one of the largest suppliers of popular leisure electronics in the Netherlands, and the market leader for PCs, printers, digital photography, notebooks and CD-ROM software. Both companies are active on the market for PC-privé projects (home PCs for employees) for the business sector, municipal authorities and ministries. Dixons is also responsible for the purchasing activities for ElectricCity, V&D's electronics department, which has establishments in 36 department stores.

In the reporting year, the combination recorded a significantly higher turnover in a stagnating market. The result was virtually identical to the normalized result of the previous financial year, when the result included the positive effect of income from the termination of a contract for distributing mobile telephony.

Dixons can look back on a commercially successful year. In the first six months, the turnover and the result developed favourably; in the second half of the year, October and November deviated from the positive pattern. Dixons reports an explosive demand for everything related to digital photography. The sales of games computers and games also continue to rise. Dixons was the only supplier in the Netherlands to introduce Kodak Picturemaker in all its shops, allowing customers to print off their digital photographs directly. This service has proven a success, and compensates well for the drop in the demand for traditional photo prints. Sky, Dixons' own PC brand, was again chosen as the Best Buy by the Dutch Consumers' Association in the reporting year. In tests performed by computer magazine PCM, the Sky notebook showed the best results. The number of Dixons stores rose by 6 to a total of 140. In November of the reporting year, the first pilot store was opened in Belgium; the second was opened towards the end of March of the current year. Except for a few local adjustments, the range of products is the same as in the Netherlands.

Dynabyte performed well in the reporting year. After a successful first six months, the rate of expansion continued unabated in the second half of the year. Dynabyte succeeded in

Operating result on retail activities

x € million Extraordinary income and expenditure


30 –
20 –
10 –
0 –
8
18
14
18
17.
1999/00
2000/01
2001/02
2002/03
2003/04


GRATIS
Dixons
Don't miss it.
BIG DEAL


ONE STOP COMPUTERSHOP VOOR THUIS EN OP DE ZAAK!


UW EIGEN SKY


BEZOEK OOK
ONZE WEBSITE:
WWW.DYNABYTE.NL
DYNABYTE

further strengthening its position as the leading supplier of PCs and peripherals, owing partly to the success of its own 'Headstart' brand, which – together with Dixons' Sky – was chosen as Best Buy. Dynabyte has now built up a strong position in terms of notebooks. At the start of the reporting year, Dynabyte's new head office and distribution centre in Zwolle came into operation. This has created sufficient capacity for rapid expansion toward national coverage in the coming years. In the reporting year, Dynabyte increased its number of stores by 3 to a total of 37. In the current year, the rate of expansion will be increased.

It's, **Modern Electronics** and **Prijstopper** are also headed by a single management team. The back office and purchasing activities for these formats are fully integrated. In the reporting year, the central distribution centre in Tilburg was expanded to optimise the supply to the formats. Each of the three formats has its own position on the market, and together, with a total of 137 stores, they are the market leader for household electronics.

In the future, It's, Modern Electronics and Prijstopper will be marketed even more emphatically as separate concepts. It's will become a large-scale supplier, with shops of 800 m² to 2,500 m² in the larger shopping centres and on the edges of towns and cities, where entertainment and experience are key factors. Modern Electronics will focus its smaller establishments mainly on local shopping centres, and will adopt the role of a 'local shop'. The first stores with the new concept were opened in the reporting year, and are showing promising developments. Prijstopper will assume the role of a discount shop at non-central locations, where consumers can buy products at low prices, although they have to arrange their own transport.
The combination recorded a significantly lower turnover during the reporting year. The result was under heavy pressure. The poor market for household electronics led to increased competition.

After three poor quarters, Modern Electronics achieved a recovery in the last quarter of the reporting year, bringing its turnover to the same level as in the previous financial year. The introduction of the new shop concept appears to have contributed to this recovery. Owing in part to the restructuring of the format and to the effects of the collaboration with It's, a fractional improvement of the negative result was recorded. It's saw a considerable drop in turnover, and its result was significantly lower than for the previous financial year.

The combination's expansion remained limited in the reporting year. In view of the tough market circumstances, It's only opened 1 store, bringing the total to 75. After a drastic reorganization all the store portfolio in the previous financial year, the number of Modern Electronics stores fell by 2 in the reporting year to leave a total of 54. The number of stores of the discount retailer Prijstopper rose by 2 to a total of 8.

Consumer Electronics
number of stores and sales area

As at January 31	2004		2003		2002		2001		2000	
	No.	Area m²	No.	Area m²	No.	Area m²	No.	Area m²	No.	Area m²
Dixons	**140**	**17,525**	**134**	**16,550**	**129**	**15,975**	**122**	**15,150**	**115**	**13,825**
Netherlands										
Own stores	133	16,625	128	15,825	121	15,025	114	14,200	115	13,825
Affiliated companies	6	725	6	725	8	950	8	950		
Belgium	1	175								
Dynabyte	**37**	**6,575**	**34**	**6,000**	**31**	**5,450**	**28**	**4,900**		
It's	**75**	**43,700**	**74**	**45,475**	**71**	**41,575**	**66**	**35,500**		
Modern Electronics	**54**	**39,125**	**56**	**41,625**	**73**	**48,225**	**79**	**43,700**	**79**	**55,075**
Prijstopper	**8**	**3,825**	**6**	**3,050**	**4**	**2,150**	**3**	**1,725**	**3**	**1,725**
Total	**314**	**110,750**	**304**	**112,700**	**308**	**113,375**	**298**	**100,975**	**197**	**70,625**




THUISBIOSCOOP
THUISBIOSCOOP
599
899
1099
4499
999
599

MODERN ELECTRONICS


KIJK &
VERGELIJK
HIER
Altijd
de beste
Prijzen

Other Activities

'Other activities' include the group companies **Schaap & Citroen** (jewellers), **AudioSonic** (international consumer electronics company) and **Vendex KBB Cards & Financial Services** (services related to financial products).

In the reporting year, **Schaap & Citroen** recorded a lower turnover. Owing in part to the slump in tourism in Amsterdam, the sales volumes of the two Amsterdam stores were significantly lower than for the previous financial year. The result came under pressure. In the reporting year, the number of stores remained unchanged at eleven. In the current year, the unprofitable stores in Apeldoorn and Breda will be closed.

After the turnaround in 2001, **AudioSonic** has now successfully claimed the top spot for B-brands in audio and video equipment. Partly due to the declining economy, the company performed excellently during the year. The attractive price/quality relationship makes AudioSonic's products a favourite alternative to the more expensive A-brands. The company's turnover therefore rose sharply, and the result more than doubled. In the current year, AudioSonic will market several new products under its own brand name, such as plasma and LCD colour televisions and DVD recorders.

Vendex KBB Cards & Financial Services (CFS) drew up concrete plans in the reporting year for introducing financial products and services under the brand names of various retail formats. The first project is a pilot with cash points, and was introduced in twenty HEMA stores in October of the reporting year. After a trial period of at least six months, a decision will be made as to whether or not introduce cash points at other HEMA stores and later at V&D and Bijenkorf. Placing the cash points provides an additional service for the customers.

Another project is the introduction of BIJfinance at Bijenkorf in March of the current year. This is a 'shop in the shop', where customers can take out insurance policies or mortgages, or purchase other financial products related to the theme of living. In the current year, Bijenkorf will also expand the user options of the highly successful BIJcard (over 400,000 cardholders) to include a credit card function (Mastercard). In order to realize this functionality, a collaboration agreement has been concluded with International Card Services (ICS), which is part of Fortis Bank. In preparation for this collaboration, ICS took over the activities of the Betafin joint venture during the reporting year. Betafin was entrusted with the financial processes related to the BIJcard, which will now be carried out by ICS.

In the reporting year, the group became the sole owner of insurance broker Vendopolis BV, by taking over the interest previously held in that joint venture by Achmea Verzekeringsholding NV. Vendopolis mainly sold insurance policies under the name V&D and had its own sections in the major V&D department stores. After the share transfer, Vendopolis was placed under the management of CFS in August of the reporting year and subsequently converted into V&D Geldzaken, a new supplier of financial services and products for all eligible retail formats of the group. A number of products have now been developed for a broad public and these products have or will be marketed in the first six months of the current year under the Bijenkorf, V&D, HEMA and Praxis brand names.

Participating Interests

The group's participating interests are **VisionClinics** (25%; laser centres for vision correction), **Alant Medical BV** (20%; health care centres), and **Kobalt BV** (12.5%; media purchasing firm).

Amsterdam, April 5, 2004

The Board of Management


Chopard

Financial Statements 2003/04


M&S
M&S

Excellence in Retail

Royal Vendex KBB N.V.

Consolidated Balance Sheet as at January 31, 2004

before profit appropriation

in millions of euros				Previous year *	
Fixed assets					
Intangible fixed assets	1)	251		187	
Tangible fixed assets	2)	1,129		1,088	
Financial fixed assets	3)	51		55	
		1,431		1,330	
Current assets					
Inventories	4)	632		592	
Debtors	5)	286		274	
Cash		61		42	
		979		908	
Current liabilities					
Short-term liabilities	6)	- 613		- 579	
Short-term loans	7)	- 16		- 271	
		- 629		- 850	
			350		58
Capital employed			1,781		1,388
Financed by:					
Long-term liabilities					
Long-term loans	8)	887		460	
			887		460
Provisions	9)		378		381
Group equity			516		547
			1,781		1,388

* Classification adjusted for comparison purposes.

Consolidated Profit and Loss Account

for the financial year starting on February 1, 2003 and ending on January 31, 2004

in millions of euros		Previous year *
Net turnover	4,451	4,687
Continued activities	*4,451*	*4,327*
Discontinued activities	—	*360*
Cost of sales	- 2,844	- 3,013
Gross operating result	1,607	1,674
Selling and distribution costs	- 1,287	- 1,245
General administrative expenses	- 259	- 129
Other operating income	0	4
Operating result [11]	61	304
Continued activities	*64*	*142*
Discontinued activities	- *3*	*162*
Financial income and expenses [14]	- 49	- 49
Changes in the value of and income from receivables forming part of fixed assets and in the value of and income from securities [15]	0	- 16
Result on ordinary activities before tax	12	239
Taxation [16]	- 4	- 35
Continued activities	- *10*	- *30*
Discontinued activities	*6*	- *5*
Result of participating interests	1	- 2
Result on ordinary activities after tax	9	202
Net result	9	202
Net result per ordinary share (x € 1) [17]	0.10	2.23
Diluted net result per ordinary share (x € 1)	0.10	2.23

* Classification adjusted for comparison purposes.

Consolidated Cash Flow Statement

for the financial year starting on February 1, 2003 and ending on January 31, 2004

in millions of euros		Previous year
Operating result	61	304
Of which attributable to investing activities:		
Result on discontinued activities	- 3	162
Operating result on continued activities	64	142
Amortisation, depreciation and impairments	174	147
Movements in:		
Inventories	- 15	46
Debtors	17	- 13
Short-term liabilities*	- 22	18
Movement in operating provisions	25	- 20
Other operating activity movements	- 1	0
Cash flow from operations (continued activities)	242	320
Financial income and expenses	- 49	- 53
Taxation	- 19	- 23
Cash flow from operating activities	174	244
Net investments in tangible and intangible fixed assets	- 193	- 173
Net investments in group companies	- 81	- 150
Net disposals of group companies	- 6	312
Net investments in and disposals of participating interests	7	- 8
Increase in amounts receivable	- 1	- 9
Movements in other securities	- 1	- 3
Cash flow from investing activities	- 275	- 31
Movement in long-term liabilities, including current component	171	- 150
Dividend paid	- 38	- 35
Repurchase of own shares	- 1	- 19
Cash flow from financing activities	132	- 204
Net cash flows	31	9
Net cash as at February 1	30	21
Net cash flow	31	9
Net cash as at January 31	61	30
Consisting of:		
Cash	61	42
Short-term loans from credit institutions**	0	- 12
Net cash as at January 31	61	30

* Excluding short-term loans from credit institutions

** Excluding component of the long-term loans payable within one year, amounting to 16 (259, 272)

Accounting principles for the Consolidated Financial Statements

General

The amounts stated in these notes pertain to the consolidated figures and are given in millions of euros. The notes to the company balance sheet and profit and loss account are limited to items that differ from the corresponding items in the consolidated balance sheet and that are of material significance. The company profit and loss account has been prepared in accordance with the provisions of Section 2:402 of the Netherlands Civil Code.

Changes in the principles for recording and presenting turnover

Net turnover

In accordance with a change to the Dutch guidelines for income recognition (RJ 270 profit and loss account), the principles for recognizing and presenting turnover have been changed.

Guideline 270 sets out detailed criteria in relation to the definition of income and when turnover is to be recognized.

The table below shows the effect of the change per year on the net turnover per business unit:

				Previous year		
Net turnover	As per new definition	As per former definition	Effect	As per new definition	As per former definition	Effect
HEMA	918	939	- 2%	911	933	- 2%
V&D	812	816	0%	855	856	0%
Bijenkorf	399	425	- 6%	389	420	- 7%
DIY	1,220	1,225	0%	1,063	1,066	0%
Fashion	457	455	0%	456	455	0%
Consumer Electronics	603	585	3%	615	589	4%
Other activities	42	42	0%	38	38	0%
Total	4,451	4,487	- 1%	4,327	4,357	- 1%

The main reasons for the differences between the net turnover as per the former definition and as per the new definition are as follows:
- At HEMA, the point-of-sale turnover of the franchisees' photo service and restaurant activities were formerly presented as turnover, whereas under the new guideline only supplies to franchisees may be presented as net turnover (effect -19);
- Sales by concession holders at Bijenkorf were formerly presented as turnover, whereas under the new guideline only the fee may be presented as net turnover (effect -25);
- At Consumer Electronics, turnover generated by sales of services such as service certificates and extended guarantee insurance were formerly presented as other income, whereas the new guideline states that these should be presented as turnover (effect +12).

The differences pertain almost exclusively to the presentation. There are no implications for the result or the opening equity.

The comparative figures have been adjusted accordingly.

Consolidation principles

The consolidated financial statements include the financial information of Royal Vendex KBB N.V. ('Vendex KBB') and its group companies; group companies are participating interests in which Vendex KBB directly or indirectly has a controlling interest, or participating interests for which Vendex KBB runs the majority of the economic risks or is entitled to the greater share of the economic gains. Vendex KBB holds, either directly or indirectly, a 100% interest in the following activities (which are the most important ones for the group):

HEMA

V&D

Bijenkorf

DIY
Praxis
Brico
Formido
Keur-groep

Fashion
Claudia Sträter
Hunkemöller
M&S

Consumer Electronics
Dixons
Dynabyte
It's
Modern Electronics
Prijstopper

Other activities
Schaap & Citroen
AudioSonic
IT Services
CFS (Cards & Financial Services)

A detailed list of the group companies included in the consolidation can be found at the Chamber of Commerce.

The results on transactions between consolidated companies are eliminated. Participating interests cease to be considered group companies from the moment when Vendex KBB no longer exercises decision-making control.

The results of group companies acquired or sold are included in the consolidated profit and loss account to the extent that they are achieved in the period during which the companies concerned are group companies. The results of disposals are included in the consolidated profit and loss account in the operating result on discontinued activities.

Vendex KBB has filed a statement of joint and several liability, within the meaning of Section 2:403 of the Netherlands Civil Code, for almost all its Dutch group companies. Those companies invoke their right to exemption from filing Financial Statements in accordance with the aforementioned Section of the Civil Code.

Acquisitions and disposals

At the end of June 2003, the group acquired a 100% interest in the Belgian activities of the French do-it-yourself group Leroy Merlin for 65, including goodwill of 51. The activities comprise six DIY-stores with garden centres. The figures for these acquired activities are consolidated as from July 1, 2003. The name will be changed into Brico Plan-it. In addition, Praxis took over a number of franchisees during the financial year.

Principles for valuation and determination of results

General

The principles for the valuation of assets and liabilities and for the determination of results are based on historical cost, unless stated otherwise. Unless otherwise indicated, assets and liabilities are stated at face value.

Use of estimates
In preparing the consolidated financial statements, estimates and assumptions are made by management which could affect the reported amounts as at balance sheet date and the income and expenses during the period. Actual results may differ from these estimates.

Foreign currencies
Assets and liabilities in foreign currencies are translated at the exchange rate as at the balance sheet date. The resulting exchange differences are taken to the profit and loss account, except for translation differences on net investments in participating interests abroad, which are presented in the shareholders' equity, net of any taxation. The results from the participating interests abroad are included at the average exchange rates. Exchange rate differences on securities listed on the stock exchange are treated in the same way as changes in the value of those securities. Exchange rate differences stemming from commodities transactions are presented as Cost of sales, and any remaining exchange rate differences are presented as Financial income and expenses.

Intangible fixed assets
Any goodwill included in the acquisition of participating interests is carried at cost, and is amortised on a straight-line basis over the estimated economic life, up to a maximum of 20 years. Capitalized lease rights are amortised over the term of the lease contracts or over the period of security of tenure as stipulated by the applicable legal system, also up to a maximum of 20 years. As from this financial year, software purchased and the related implementing costs and licences are classified as intangible fixed assets. Software and licences are amortised over three or five years.

Tangible fixed assets
Tangible fixed assets are carried at cost. Assets that have been brought into use are depreciated on a straight-line basis over the estimated economic life per category of fixed assets or parts thereof, with the following maximum terms:

Buildings	30 years (100 years for foundations)
Technical installations	10 years
Equipment and shop fittings	8 years
Computer hardware and cash register systems	5 years

Fixed assets with a temporary right of use are depreciated over the terms of those rights. Land is not depreciated. The lump-sum payments for land leases included in this item are depreciated on a linear basis over the period for which the land lease has been bought off.

The original acquisition price of fixed assets to which the group holds the beneficiary title pursuant to a financial lease agreement are taken as being the net present value of the lease instalments over the entire lease period.

Costs of major repairs are charged directly against the result.

Financial fixed assets
The non-consolidated participating interests over whose commercial and financial policies the company exercises significant control are valued at the proportional share in the net asset value, according to Vendex KBB's principles for valuation and determination of results.

Participating interests over whose commercial and financial policies no significant control is exercised and the other non-listed securities are carried at the lower of cost and the expected realisable value. A detailed list of non-consolidated participating interests can be found at the Chamber of Commerce.

Receivables from non-consolidated participating interests and other receivables are stated at nominal value less a provision for doubtful debts where appropriate.

Impairment of fixed assets
The book value of fixed assets is assessed for impairments whenever events or changes in circumstances give cause to do so. For the purposes of such assessments, the assets are divided into groups based on separately identifiable and largely independent cash flows. The assessments are made at store level. In the event of impairment, the book value of the assets is written down to their realisable value.

Inventories
Inventories are included at average purchase price, minus a provision for obsolescence, deterioration and other risks of holding inventories.

Debtors
Debtors are shown at nominal value minus a provision for doubtful debts where appropriate.

Provisions
The provision for deferred taxation represents future tax liabilities due to temporary differences between the book value of assets and liabilities for reporting purposes and for tax purposes, calculated at the standard rate.

Self-administered pension commitments are valued in accordance with actuarial principles, using an interest rate of 4%. Commitments stemming from guaranteed income schemes for participants in early retirement schemes are valued in accordance with actuarial principles, using an interest rate of 4%.

Provisions for redundancy schemes and staff who have taken early retirement are valued at the nominal amounts. Provisions for disability benefits for employees are based on the nominal value of the expected payment commitments in connection with the actual disability of the present and former employees.

Long-term liabilities
Liabilities are carried at the nominal value. The net present value of future lease instalments in connection with loans and financial lease agreements is also included. Repayment commitments on long-term liabilities that are payable within one year are included under short-term loans.

Profit and loss account
Net turnover comprises the sales value of the sold goods and services at the moment of delivery, net of VAT and sales discounts. For the company's own stores, this figure is based on the delivery to consumers, for franchisees on the delivery of goods to franchisees on the account and risk of the group, as well as the franchise fees. For concession holders the figure is the concessionary fee.

The *cost of sales* comprises that part of the value of the goods sold that is absorbed by costs, including the costs attributed to the purchasing organisation and the transport and warehousing activity.

Selling and distribution costs are the costs that are attributable to the sales activities, such as the costs of the stores, including the results on disposals of such establishments and the results from redevelopment projects. The results from redevelopment projects are presented on a percentage-of-completion basis according to the company's share in the project.

The *general administrative expenses* are the costs of general management of the group companies, the costs of group management and all costs that do not qualify as either cost of sales or selling and distribution costs.

Other operating income pertains mainly to income from operating activities that does not constitute turnover.

Financial income and expenses covers all interest income and expenses attributable to the reporting year on a time-proportionate basis. This item also includes the exchange rate differences that do not pertain to participating interests or commodities transactions, and the gains and losses on hedging operations involving financial derivatives. Financial income and expenses also includes the refinancing costs that are attributable to the reporting year.

Changes in the value of and income from receivables forming part of fixed assets and in the value of and income from securities. On disposal of non-consolidated participating interests or non-listed securities, the difference between the sales proceeds and the book value is presented as income, as also is any realised revaluation of listed securities. This item also covers changes in the value of financial fixed assets, with the exception of other securities, as well as dividends received from other securities, after deduction of non-recoverable withholding tax.

The calculation of the taxation takes into account permanent differences between the result for reporting purposes and the result for tax purposes. Claims for tax relief are taken into account insofar as it is reasonable to assume that recovery or realisation will be possible.

Cash flow statement

The cash flow statement has been prepared using the indirect method. Cash flows in foreign currencies are restated into euros at the average exchange rates for the relevant periods. Cash flows generated by discontinued activities are presented as part of the cash flow from investing activities.

Segmentation

The basis for the primary segmentation is the division into six business units within Vendex KBB: HEMA, V&D, Bijenkorf, DIY, Fashion and Consumer Electronics. Property, other activities/holding and discontinued activities also form distinct segments. The division into segments matches the organisation of the core activities and responsibilities within Vendex KBB. One of the features of this structure is that the group constituents have a high degree of independence.

The principles for valuation and determination of results for the segments are identical to the principles used to prepare and present the Financial Statements.

The operating capital of the business units consists of the total of the assets minus short-term liabilities and operating provisions. The operating capital of the six business units does not include any interest-bearing receivables or liabilities from other segments, corporation tax receivables or liabilities (whether or not deferred), or any bank account credit. The corporation tax receivables or liabilities and financing are reflected in the 'other activities/holding' segment.

The secondary segmentation is based on a division in geographic locations.

Comparative figures

Where necessary, the classification has been adjusted to allow comparisons.

Notes to the Consolidated Financial Statements

Fixed assets

1. Intangible fixed assets

	Total	Goodwill	Capitalized tenancy rights	Software and licences
Balance as at February 1, 2003				
Historical cost	229 *	156	37	36
Amortisation	- 42 *	- 7	- 14	- 21
Book value	187 *	149	23	15
Changes in book value				
Investments	26	0	8	18
Disposals	- 1	—	0	- 1
Net investments	25	0	8	17
Amortisation	- 22	- 14	- 2	- 6
Acquisitions and disposals	61	61	0	—
Total from changes	64	47	6	11
Balance as at January 31, 2004				
Historical cost	313	217	44	52
Amortisation	- 62	- 21	- 15	- 26
Book value	251	196	29	26

The majority of the goodwill as well as the capitalised tenancy rights pertaining to French stores a book value of 22 (18) are amortised over 20 years.

A reclassification took place. In the previous year, licences and software were grouped under tan fixed assets; this year, they are classified as intangible fixed assets.

* Adjusted for comparison purposes.

2. Tangible fixed assets

	Total	Land and buildings	Other fixed assets	In progress and prepayments
Balance as at February 1, 2003				
Historical cost	2,065 *	924	1,077 *	64
Depreciation	- 977 *	- 360	- 617 *	0
Book value	1,088 *	564	460 *	64
Changes in book value				
Investments	197	52	160	- 15
Disposals	- 32	- 18	- 14	0
Net investments	165	34	146	- 15
Depreciation	- 144	- 33	- 111	0
Impairments	- 8	- 2	- 6	—
Acquisitions and disposals	28	25	3	0
Total from changes	41	24	32	- 15
Balance as at January 31, 2004				
Historical cost	2,209	954	1,206	49
Depreciation	- 1,080	- 366	- 714	0
Book value	1,129	588	492	49

A reclassification took place. In the previous year, licences and software were classified under tangible fixed assets as part of the Other fixed assets; this year, they are classified as Intangible fixed assets. The book value is 26 (15).

This year, an additional amount of 8 was written down because of impairments.

The market value of the group's own property portfolio, based on the present rent levels, totals approximately 772 (770), which should be compared with the book value of the property segment of 510 (502). Of this amount, 49 pertains to investments in rented premises.

* Adjusted for comparison purposes.

3. Financial fixed assets

	Total	Participating interests	Amounts Receivable from participating interests	Other securities	Other amounts receivable
Balance as at February 1, 2003	55	13	1	14	27
Acquisitions/investments	1	1	—	—	—
Disposals/repayments	- 4	- 3	- 1	—	0
Dividend	- 1	- 1	—	—	—
Other changes	0	0	—	1	- 1
Balance as at January 31, 2004	51	10	0	15	26

The participating interests include the interests in Betafin, Alant Medical and Vision Clinics. The other amounts receivable include a long-term loan to Retail Network Company of 11 (10), as well as the remaining receivable of 14 (17) in connection with the settlement of the interests in Brazilian shopping centres.

Current assets

4. Inventories

The inventories consist almost exclusively of trade inventories. The provision for obsolete inventories is 32 (29). The increase in inventories stems mainly from the acquisition of the Belgian activities of Leroy Merlin.

5. Debtors		Previous year
Trade debtors	85	96
Corporation tax	90	72
Other amounts receivable	51	55
Prepayments and accrued income	60	51
	286	274

An amount of 7 (9) has been deducted from the trade debtors as a provision for doubtful debts. The corporation tax includes deferred tax receivables of 73 (58). Of this amount, it is expected that 33 will be realised within twelve months and the remainder within five years.

The available tax losses carried forward in Germany have not been capitalised, in view of the uncertainty of its realisation.

Current liabilities

6. Short-term liabilities		Previous year
Trade creditors	275	243
Other taxes and social security contributions	53	68
Other liabilities	81	55
Accruals and deferred income	204	213
	613	579

7. Short-term loans		Previous year
Credit institutions	—	12
Repayment of long-term liabilities	16	259
	16	271

8. **Long-term loans**

	Average effective interest	Repayment commitments <1 year	1-5 year	>5 year		Previous year
Subordinated loan	—	—	—	—	—	150
Bank loan	4.6	—	407	—	407	517
Mortgage loan	5.7	8	30	212	250	—
Senior subordinated notes	7.4	—	—	200	200	—
Gold and silver loans	—	—	—	—	—	2
Other loans	5.8	3	10	0	13	18 *
Lease commitments	10.9	5	15	13	33	32 *
		16	462	425	903	719
Of which due in current period					*16*	*259*
Loans longer than 1 year					887	460

The bank loan is a revolving credit facility from a syndicate of banks, which can be drawn and repaid as and when necessary. The facility amount is 550. The outstanding amount under the facility must be repaid no later than November 27, 2006. The interest rate is floating, depending on the interest period selected by the company, plus a margin. The margin varies between 0.85% and 2.10%, depending on the ratio of net interest-bearing debt to operating result from continued activities before amortisation and depreciation. Payment of principal and interest is guaranteed by twenty Dutch subsidiaries. Various events constitute a default, amongst others if Vendex KBB does not comply with a debt ratio and/or an interest-coverage ratio:
Debt ratio: at the end of every quarter, the ratio of net interest-bearing debt to operating result from continued activities before amortisation and depreciation and before extraordinary items for the last four quarters must be no more than 3 (in the third quarter of each year this ratio must be no more than 3.4);
Interest-coverage ratio: at the end of each quarter, the ratio of operating result before amortisation and depreciation and before extraordinary items for the last four quarters to total net interest must be no less than 4.

The mortgage loan is a credit facility with a fixed principal amount of 250, with annual repayments. Every year, an amount of 7.5 is to be repaid on this loan, with the remainder of the principal falling due on November 28, 2010. The interest rate is floating, based on 3-monthly

* The figures for the previous year have been adjusted to allow comparison; debts in an amount of 9 have been reclassified from other loans to lease commitments.

EURIBOR plus a fixed margin. Approximately half the value of the property owned by the company has been encumbered in favour of this facility. This concerns HEMA, V&D and Bijenkorf premises. Various events constitute a default, amongst others if Vendex KBB does not comply with a debt ratio and/or an interest-coverage ratio:
Debt ratio: at the end of every quarter, the ratio of net interest-bearing debt to operating result from continued activities before amortisation and depreciation and before extraordinary items for the last four quarters must be no more than 3.5;
Interest-coverage ratio: at the end of each quarter, the ratio of operating result from continued activities before amortisation and depreciation and before extraordinary items for the last four quarters to total net interest charge must be no less than 3.5.
Vendex KBB must also ensure that the outstanding principal of the mortgage loan is no more than 70% of the market value of the property that is encumbered.
Senior subordinated notes are issued up to a total principal amount of 200. The interest rate on the senior subordinated notes has been fixed for the entire maturity of the loan at 7.375%. The notes must be repaid in full no later than November 15, 2010. Payment of interest and principal is guaranteed on a senior subordinated basis by twenty Dutch subsidiaries. The market value of the senior subordinated notes is 214.
As at the balance sheet date, Vendex KBB complies with all the aforementioned ratios.
In connection with the financing agreements, Vendex KBB and its group companies have undertaken not to create any security interests on their assets without prior written approval. This undertaking is subject to a number of exceptions.
In determining the average effective interest rate, the effects of Interest Rate Swaps have been incorporated. As at the balance sheet date, Interest Rate Swaps in the sum of 477 (658) were outstanding. Of this amount, 182 (477) matures in one to five years, while the remainder matures within one year. The market values of these hedging instruments are not recognized in the balance sheet.

As at the balance sheet date, Vendex KBB had almost 150 of unused committed credit lines at its disposal.

The costs related to the loan package, totalling 17, have been capitalized and will be amortised over the maturity of the respective loans. The result for the present financial year includes an amortisation charge of 1 for these costs.

9. **Provisions**

	Total	Deferred taxation	Pensions and severence	Reorganisation and mergers	Disability benefits	Other
Balance as at February 1, 2003	381	141	57 *	40	41	102
Added	149	2	8	93	15	31
Utilised	- 122	- 8	- 13	- 54	- 11	- 36
Released	- 28	- 3	- 2	- 4	- 10	- 9
Exchange rate differences	- 2	—	—	- 2	—	—
Acquisitions and disposals	0	0	—	—	—	0
Balance as at January 31, 2004	378	132	50	73	35	88
Of which long-term	*306*	*132*	*44*	*19*	*28*	*83*

The provision for deferred taxation mostly concerns differences between the valuations of tangible fixed assets for commercial purposes and for tax purposes, particularly whith regard to property.

The provision for supplementary pension and severence commitments comprises 35 (34) for self-administered pension commitments, most of which have already started paying out, and 15 (23) for severence commitments in connection with redundancy schemes.

* Adjusted for comparison purposes. This year the provision for early retirement of staff, totalling 3, is included under the other provisions. In the previous year, this provision – totalling 2 – was included in the 'pensions and severence' provision.

The other provisions include provisions for non-market rents 10 (12), environmental risks 2 (7), and various other risks. This item also includes commitments under loyalty programmes amounting to 19 (18), the commitments stemming from extended guarantee insurance amounting to 13 (11), guarantees amounting to 6 (5) and the settlement of FAO amounting to 7 (10).

10. **Commitments not included in the balance sheet**

The group companies have commitments under repurchase statements and guarantees, totalling 40 (42), which are not included in the balance sheet. These pertain mainly to franchisees and affiliated companies. In addition, Vendex KBB has issued guarantees in the sum of 88 (44) for subsidiaries.

The group companies have entered into long-term rental and lease contracts for business premises and other fixed assets. As at January 31, 2004, the net present value of the future commitments, based on 5% (5%) standard rate of interest, was 1,379 (1,455). Of this amount, 250 (260) is payable within 1 year, 686 (710) between 1 and 5 years and 443 (485) after 5 years.

Contingent liabilities

A lawsuit is pending relating to the merger between Vendex N.V. and N.V. Royal Bijenkorf Beheer KBB which was formalised on July 16, 1999. The suit claims annulment of the merger or alternatively a judgement awarding damages. In an interim judgment, the court ruled that expert advice be sought. The company has instituted appeal proceedings against this judgement. The company does not consider it necessary to form a provision in respect of this lawsuit.

11. **Notes to exceptional items in the consolidated profit and loss account**

The consolidated profit and loss account includes the following exceptional items:

				Previous year		
		Exceptional items	Before exceptional items		Exceptional items	Before exceptional items
Net turnover	4,451	—	4,451	4,687	—	4,687
Cost of sales	-2,844	-9	-2,835	-3,013	-25	-2,988
Gross operating result	1,607	-9	1,616	1,674	-25	1,699
Selling and distribution costs	-1,287	-69	-1,218	-1,245	-7	-1,238
General administrative costs	-259	-12	-247	-129	121	-250
Other operating income	0	—	0	4	—	4
Operating result	61	-90	151	304	89	215
Exceptional items						
Reorganisation of V&D		-80			-48	
Termination costs of group pension contract		-13			—	
Release of provisions		11			—	
Impairment stores		-8			—	
One-off result of Electronics (mainly termination of telephony contract)		—			7	
Reorganisation of Vendex KBB IT Services		—			-15	
Book result on sale of operating companies and other result from discontinued activities		—			145	
Total exceptional items		-90			89	

Notes to the Consolidated Balance Sheet and Profit and Loss Account

Segmentation

	HEMA		V&D		Bijenkorf		DIY[2]	
		Previous year *		Previous year *		Previous year *		Previous year *
Intangible fixed assets	10	4	7	6	2	3	198	149
Other fixed assets	108	103	191	211	49	44	152	120
Inventories	90	86	90	97	69	71	218	183
Other current assets	35	43	51	38	16	17	69	72
Total assets	*243*	*236*	*339*	*352*	*136*	*135*	*637*	524
Current liabilities	108	93	87	83	50	45	223	192
Operating provisions	14	17	116	88	5	5	25	26
Retail operating capital	*121*	*126*	*136*	*181*	*81*	*85*	*389*	*306*
Other operating capital								
Total	*121*	*126*	*136*	*181*	*81*	*85*	*389*	*306*
Net turnover	918	911	812	855	399	389	1,220	1,063
Operating result on retail activities	39	37	-119 [1]	-59	2	2	82	78
Internal rental result								
Amortisation of goodwill							-12	-7
Result on disposal of property								
Operating result	39	37	-119	-59	2	2	70	71
Depreciation and amortisation of goodwill	22	21	45	35	13	13	37	29
Investments	-37	-27	-52	-56	-21	-14	-34	-27
Effects of acquisitions and disposals							-81	-150
Movements in operating capital	17	-3	26	28	7	-12	-2	6
Other operating movements	3	0	12	5	4	-1	-3	-2
Cash flow before financing and taxation	44	28	-88	-47	5	-12	-13	-73
Operating margin	4.2	4.1	-14.7	-6.9	0.5	0.5	6.7	7.3
Return on operating capital	32.2	29.4	-87.5	-32.6	2.5	2.4	21.1	25.5
Number of employees (average)	10,800	10,900	14,100	15,000	4,100	4,100	7,000	6,000
Number of employees in FTE (at year-end)	5,723	5,791	7,504	8,532	2,854	2,891	4,980	4,236

Geographic spread

	HEMA		V&D		Bijenkorf		DIY	
Total assets	243	236	339	352	136	135	637	524
Netherlands	*215*	*213*	*339*	*352*	*136*	*135*	*286*	*250*
Belgium, Luxembourg	*23*	*19*					*351*	*274*
Germany	*5*	*4*						
France								
Other countries								
Net turnover	918	911	812	855	399	389	1,220	1,063
Netherlands	*847*	*850*	*812*	*855*	*399*	*389*	*764*	*753*
Belgium, Luxembourg	*67*	*60*					*456*	*310*
Germany	*4*	*1*						
France								
Other countries								
Investments	37	27	52	56	21	14	34	27
Netherlands	*30*	*20*	*52*	*56*	*21*	*14*	*16*	*18*
Belgium, Luxembourg	*5*	*4*					*18*	*9*
Germany	*2*	*3*						
France								
Other countries								

*) Adjusted for comparison purposes.

Notes to the segmentation

1) The operating result on retail activities for V&D is affected by a one-off charge of approximately 80 (48) for the reorganisation at V&D.

2) From July 1, 2003, the consolidated figures for the DIY segment include the figures for the Belgian activities of Leroy Merlin. In the comparative figures, the figures for Brico are included in the consolidation as from April 1, 2002.

3) In connection with the mortgage taken out on the property, the split of the assets over the retail segment (Hema, V&D and Bijenkorf) and the property segment has been reassessed. As a result, an amount of 14 has been transferred for technical installations from V&D retail to the property segment. Together with the accompanying depreciation, this has a downward effect on the return on operating capital of property. The comparative figures have not been adjusted.

Fashion		Consumer Electronics		Property[3]		Other activities/ holding[4]		Continued activities		Discontinued activities		Consolidated	
	Previous year *		Previous year *		Previous year *		Previous year *		Previous year *		Previous year *		Previous year *
29	21	2	2	1	2	2		251	187			251	187
74	66	36	36	510	502	60	61	1,180	1,143			1,180	1,143
48	47	99	92			18	16	632	592			632	592
20	16	15	14	6	5	134	107	346	312	1	4	347	316
171	*150*	*152*	*144*	*517*	*509*	*214*	*184*	*2,409*	*2,234*	*1*	*4*	*2,410*	*2,238*
53	42	51	59	2	4	39	60	613	578		1	613	579
5	7	10	11			202	210	377	364	1	17	378	381
113	101	91	74			-27	-86	904	787	0	-14	904	773
				515	505			515	505			515	505
113	*101*	*91*	*74*	*515*	*505*	*-27*	*-86*	*1,419*	*1,292*	*0*	*-14*	*1,419*	*1,278*
457	456	603	615			42	38	4,451	4,327		360	4,451	4,687
35	46	17	25			-19	-31	37	98	-3 [5]	162	34	260
				36	40			36	40			36	40
						-2		-14	-7			-14	-7
				5	11			5	11			5	11
35	46	17	25	41	51	-21	-31	64	142	-3	162	61 [6]	304
19	15	8	8	23	21	7	5	174	147		11	174 [7]	158
-39	-26	-10	-14	-24	-27	-6	-7	-223	-198		-16	-223	-214
						-13	-20	-94	-170	-3	151	-97	-19
4	9	-17	-2	-3	-1	-46	40	-14	65			-14	65
3	-2	2	5	10	5	6	1	37	11			37	11
22	42	0	22	47	49	-73	-12	-56	-3	-6	308	-62	305
7.7	10.1	2.8	4.1					1.4	3.2			1.6	6.4
31.0	45.5	18.7	33.8	7.0	7.9			5.1	10.7			4.9	23.5
5,300	5,000	2,400	2,500			600	600	44,300	44,100		4,400	44,300	48,500
3,429	3,194	1,970	2,081			515	468	26,975	27,193			26,975	27,193
171	150	152	144	517	509	214	184	2,409	2,234	1	4	2,410	2,238
63	*58*	*152*	*144*	*517*	*509*	*208*	*184*	*1,916*	*1,845*	*1*	*4*	*1,917*	*1,849*
20	*21*					*3*		*397*	*314*			*397*	*314*
15	*16*							*20*	*20*			*20*	*20*
62	*49*							*62*	*49*			*62*	*49*
11	*6*					*3*		*14*	*6*			*14*	*6*
457	456	603	615			42	38	4,451	4,327		360	4,451	4,687
190	*198*	*603*	*615*			*35*	*30*	*3,650*	*3,690*		*349*	*3,650*	*4,039*
89	*90*					*3*	*3*	*615*	*463*		*9*	*615*	*472*
66	*69*					*4*	*5*	*74*	*75*		*2*	*74*	*77*
104	*95*							*104*	*95*			*104*	*95*
8	*4*							*8*	*4*			*8*	*4*
39	26	10	14	24	27	5	7	222	198		16	222	214
12	*6*	*10*	*14*	*24*	*27*	*5*	*7*	*170*	*162*		*16*	*170*	*178*
2	*2*							*25*	*15*			*25*	*15*
3	*3*							*5*	*6*			*5*	*6*
17	*13*							*17*	*13*			*17*	*13*
5	*2*							*5*	*2*			*5*	*2*

4) The other fixed assets included in the segment for other activities/holding consist mainly of financial fixed assets (see the notes on page 54); the other current assets mainly concern the tax receivable (see page 56); the provisions mainly pertain to the deferred tax provision (see page 54). The result on the other activities/holding includes a one-off cost of 6, stemming from the termination of the group pension contract. The comparative figure for the segment includes a one-off cost of 15 for the restructuring and streamlining of Vendex KBB IT Services.

5) The result from discontinued activities consists of a) a result of 4 stemming from the settlement of the activities of FAO Schwarz, terminated in 2001/02, and b) a negative result of 7 stemming from the settlement of the spin-off of a former group company from the group pension contract. The comparative figure for the discontinued activities segment comprises the net book result from the sale of 6 group constituents to Retail Network Company (145) and the sale of America Today, as well as the pre-tax operating result of these companies and of Dixtone (7) up until the respective moments of sale.

6) The operating result includes an amount of 11 from released provisions. The portion of the maintenance provision that was not needed is 6, and the portion of the provision for discontinued activities that was not needed is 4. In the previous year, the release pertained to the provision for obsolete stock.

7) The amortisation and depreciation include the impairments of 6 for V&D and 2 for M&S.

12. **Salaries and social security charges**

	Continued	Dis-continued	Total	Previous year Continued	Previous year Dis-continued	Previous year Total
Salaries	668	—	668	625	53	678
Social security charges	125	—	125	132	7	139
Pension schemes	61	—	61	47	2	49
	854	—	854	804	62	866

The increase in the salaries and social security charges, including pension schemes for the continued activities, is to a large extent the result of the acquisition of the Belgian activities of Leroy Merlin, which are consolidated as from July 1, 2003.

Pensions

Approximately 90% of the employees over twenty years of age in the Netherlands participate in Stichting Pensioenfonds Vendex KBB. The remaining 10% participates in a sector's pension fund or an insured pension scheme.

Stichting Pensioenfonds Vendex KBB

This foundation is the entity charged with implementing the Vendex KBB pension scheme, as well as the pension schemes of the former Vendex and KBB. The pension scheme is based on the average pay system with post-indexing, and stipulates that indexing will only be effected if, in the view of the foundation's board, the financial means permit. The funding of the foundation is arranged by way of an agreement with the company, and is based on contributions charged on the pension-giving wages. The division of the contributions between employer and employee is set out in the Collective Labour Agreement (CAO).

The board has equal representation, with eight members appointed by the active participants and retired employees and eight members appointed by the employer, and is entrusted with implementing the scheme, the contribution and indexing policy and the management of the funds in the broadest sense. The pension scheme is self-administered. The majority of the insurance-related risks are covered through reinsurance. The capital management has been outsourced to two capital management firms. The foundation publishes its own Financial Statements. Its financial year runs from January 1 to December 31.

At year-end 2003, the number of policyholders was approximately 85,000, consisting of around 30,000 active members, 40,000 paid-up members and 15,000 retired members.

Assessed position of the fund as at December 31, 2003 (x € million)

Shares and property	434
Fixed-interest securities	832
Available capital	1,266
Pension commitments	1,216
Coverage as at December 31, 2003	104%

The shares and property and the fixed-interest securities are stated at market value. The pension commitments consist of the net present value (based on 4% standard rate of interest) of the nominal claims as at December 31, 2003, and are calculated based on the GBM/V 1995-2000 mortality table, with two-year and one-year backward age adjustment, respectively. A 2% mark-up is applied for paying-out costs.

The foundation's commitments are fully covered by its capital. The minimum coverage – in accordance with the supervisory authority's requirements, plus a mark-up for general risks – is 103% for this foundation.

In view of the financial prospects toward the end of 2001, the decision about indexing as from January 1, 2002 was postponed. Until this decision is made, advances are being paid out to the retired participants. In view of the coverage as at December 31, 2003, the board of the foundation has set indexing at 0% as from January 1, 2004, which is the same as for 2003.

Other pension schemes
Directors of the operating companies participate in Stichting Directiepensioenfonds Vendex KBB. The participants have a mitigated final-salary scheme, with a pre-pension age of 62. The financing of this foundation is arranged by way of an agreement with the company, and is based on contributions charged on the pension-giving wages, as well as on an adjustment mechanism for variances in coverage. The retired participants have been informed that the decision about indexing as from January 1, 2004 has been postponed until further notice. In view of general developments of pensions, this scheme will also be reviewed. The pensions of the members and former members of the Board of Management are placed with Nationale Nederlanden.

The number of employees with permanent contracts can be divided as follows by geographic segment in which Vendex KBB is active. For a list of employees per business unit, please refer to the segmentation overview on page 58.

13. **Average number of employees**		Previous year
Netherlands	38,000	38,800
Belgium, Luxembourg	4,100	3,300
Germany	1,200	1,200
France	900	800
Other countries	100	0
Discontinued activities	0	4,400
	44,300	48,500

14. **Financial income and expenses**		Previous year
Interest income and expenses	- 47	- 50
Refinancing costs	- 1	—
Exchange rate differences	- 1	1
	- 49	- 49

15. **Changes in value**		Previous year
Result on sale of financial fixed assets, net	—	1
Other changes in values	—	- 17
	—	- 16

The changes in values for the previous year mainly pertained to the write-down of an interest in shopping centres in Brazil.

16. **Taxation**		%	Previous year	%
Result on ordinary activities before tax	12	100	239	10[illegible]
34.5% tax	- 4	- 35	- 82	- 3[illegible]
Tax losses carried forward	4	37	2	[illegible]
Tax losses not recognised	- 4	- 31	- 2	- [illegible]
Effect of different rates of taxation in other countries	1	4	0	[illegible]
Amortisation of goodwill	- 5	- 39	- 2	- [illegible]
Tax-exempt income	3	25	49	2[illegible]
Other adjustments	1	4	0	[illegible]
Effective tax on ordinary activities	- 4	- 35	- 35	- 1[illegible]

The low tax burden in the previous reporting year stemmed mainly from the tax-exempt income from the sale of six operating companies to Retail Network Company.

17. **Net result per ordinary share**		Previous year
Net result	9	202
Dividend on preference shares	0	0
Net result attributable to holders of ordinary shares (A)	9	202
Weighted average number of outstanding ordinary shares (in millions) (B)	89.2	90.5
Stock options (in millions)	0.1	0
Weighted average number of outstanding ordinary shares, diluted (in millions) (C)	89.3	90.5
Net result per ordinary share (x € 1) (A/B)	0.10	2.23
Diluted net result per ordinary share (x € 1) (A/C)	0.10	2.23

As at balance sheet date, the outstanding stock options on depositary receipts for ordinary shares do not have a material dilution effect on the net result per ordinary share.

18. Notes to the Consolidated Cash Flow Statement

in millions of euros

The balance sheet movements are included in the cash flow statement as follows:

	Movements in balance sheet	Operating activities	Financial income and expenses and taxation	Investments in group companies	Disposals of group companies	Other investments	Financing activities
Results	9	64	- 53	—	- 3	1	—
Intangible fixed assets	- 64	22	—	- 61	—	- 25	—
Tangible fixed assets	- 41	152	—	- 28	—	- 165	—
Financial fixed assets	4	—	—	—	—	4	—
Inventories	- 40	- 15	—	- 25	—	—	—
Debtors	- 12	17	- 7	- 19	—	- 3	—
Short-tem liabilities	34	- 13	0	41	6	—	—
Provisions	- 3	16	- 8	- 2	- 9	—	—
Subtotal	*- 113*	*243*	*- 68*	*- 94*	*- 6*	*- 188*	—
Long- and short-term loans	184	—	—	13	—	—	171
Group equity	- 40	- 1	—	—	—	—	- 39
Total cash flows	*31*	*242*	*- 68*	*- 81*	*- 6*	*- 188*	*132*

The cash flow statement can be reconciled in the following manner with the cash flow before financing and taxation from the continued activities according to the segmentation overview:

			Previous year	
Total cash flows		31		9
Adjusted for:				
Cash flow from financing activities	- 132		204	
Cash flow from disposals of group companies	6		- 312	
Cash flow from financial income and expenses and taxation	68		76	
Movements in cash held in the stores	- 19		25	
Other adjustments and exchange rate differences	- 10		- 5	
		- 87		- 12
Cash flow before financing and taxation from the continued activities, corresponding to the segmentation overview		- 56		- 3

19. **Financial instruments**
Vendex KBB uses financial instruments as part of the ordinary course of business, which are presented as assets and liabilities in the balance sheet, as well as financial derivatives.

The financial instruments included in the balance sheet consist almost entirely of financial fixed assets, trade debtors, other receivables, cash, long-term liabilities and current liabilities. The estimated market value of these financial instruments is approximately the same as their book value, and is based on net present value.

In order to limit the impact on results of fluctuations in interest rates and exchange rates, the company uses Interest Rate Swaps. These financial derivatives are used to fix the interest rate on underlying loans. The market value of these financial derivatives represents a liability of 12 (19). These financial derivatives are not included in the balance sheet. No hedging instruments are used for securities or other receivables.

Financial derivatives for hedging interest rate risks and exchange rate risks on current purchasing orders are not included in the balance sheet, but at the same time recorded with the hedged transactions. Cash flows from financial derivatives are recognised as financial income and expenses in the period up to the maturity of the instruments concerned.

In the case of early repayment of loans, the market value of any redundant hedge is ascertained and the gains and losses represented by that position are recognised in the profit and loss account for the year.

The credit risk consists of the loss that would arise if any of the parties to the contract were to be in default on their contractual obligations. Except for receivables included in the 'Other receivables' item, Vendex KBB is not exposed to any significant credit risk with regard to its individual customers or counterparties. There is also a credit risk is case a counterparty to a contract involving financial derivatives defaults on its obligations.This is, however, unlikely given the creditworthiness of the counterparties with which financial derivatives are contracted.

Company Balance Sheet as at January 31, 2004

before profit appropriation

in millions of euros			Previous year	
Fixed assets				
Financial fixed assets [20]		1,577		1,807
Current assets				
Debtors	81		64	
Cash	0		0	
	81		64	
Current liabilities				
Short-term liabilities [21]	- 101		- 286	
Short-term loans [22]	- 170		- 591	
	- 271		- 877	
		- 190		- 813
		1,387		994
Financed by:				
Long-term liabilities				
Other loans [23]	849		415	
		849		415
Provisions [24]		22		32
Shareholders' equity				
Issued share capital [25]	3		3	
Share premium reserve [26]	254		255	
Revaluation reserve [27]	12		12	
Statutory reserves [28]	2		2	
Other reserves [29]	236		73	
Result for the financial year	9		202	
		516		547
		1,387		994

Company Profit and Loss Account

for the financial year starting on February 1, 2003 and ending on January 31, 2004

in millions of euros		Previous year
Result of participating interests after tax	9	202
Other results after tax	0	0
Net result	9	202

Notes to the Company Balance Sheet and Profit and Loss Account

Principles for the valuation of assets and liabilities and for the determination of results
The participating interests in group companies are stated at net asset value, calculated in accordance with the valuation principles as set out in the notes to the consolidated financial statements. The other assets and liabilities are valued, and the result is determined, in accordance with the valuation principles as set out in the notes to the consolidated financial statements.

Fixed assets

20. Financial fixed assets		Previous year
Participating interests in group companies	1,399	1,149
Amounts receivable from group companies	172	649
Amounts receivable from other participating interests	6	9
	1,577	1,807

	Total	Participating interests	Amounts receivable	
		Group companies	Group companies	Other participating interests
Balance as at February 1, 2003	1,807	1,149	649	9
New investments and repayments, net	-239	241	-477	-3
Share in net results	9	9	—	—
Dividends received	—	—	—	—
Disposals	—	—	—	—
Exchange rate differences	—	—	—	—
Balance as at January 31, 2004	1,577	1,399	172	6

Current liabilities

21. Short-term liabilities		Previous year
Group companies	90	267
Accruals and deferred income	11	19
	101	286

22. Short-term loans		Previous year
Credit institutions	162	335
Repayment commitments on long-term liabilities	8	256
	170	591

23. **Long-term liabilities**

	Average effective interest	Repayment commitments <1 year	1-5 years	>5 years		Previous year
Subordinated loan	—	—	—	—	—	150
Bank loan	4.6	—	407	—	407	517
Mortgage loan	5.7	8	30	212	250	—
Senior subordinated notes	7.4	—	—	200	200	—
Bridging facilities	—	—	—	—	—	2
Gold and silver loans	—	—	—	—	—	2
		8	437	412	857	671
Of which due in current period					*8*	*256*
Loans longer than 1 year					849	415

For a detailed description, see also note 8 to the consolidated financial statements.

24. **Provisions**
The provisions include an amount of 22 (29) for deferred tax liabilities. The other provisions concern various types of risks.

25. **Shareholders' equity**

The authorised capital of 12 (12) and the issued capital consist of the following:

	Authorised capital		Issued capital		
Type of shares	Number	Nominal value	Number	Amount	
		€			Prev. year
Ordinary shares	340,000,000	0.02	90,783,520	2	2
Class B preference shares	30,000	40.00	21,000	1	1
Class C preference shares	40,000	100.00	—	—	—
Total				3	3

There were no movements in the number of preference shares.

Number of ordinary shares		Previous year
Balance as at February 1, 2003	89,308,614	91,370,682
Repurchase own shares	- 35,000	- 2,062,068
Balance as at January 31, 2004	89,273,614	89,308,614

Own shares held by the company		Previous year
Ordinary shares		
Balance as at February 1, 2003	2,062,068	2,709,500
Cancellation of shares	- 587,162	- 2,709,500
Repurchase of own shares	35,000	2,062,068
Balance as at January 31, 2004	1,509,906	2,062,068

The average price for repurchasing ordinary shares was € 8.58 (€ 9.43).

26. Share premium reserve		Previous year
Ordinary shares		
Balance as at February 1, 2003	255	263
Cancellation of shares	- 1	- 8
Balance as at January 31, 2004	254	255
Preference shares		
Balance as at February 1, 2003	—	—
Cancellation of preference shares	—	—
Balance as at January 31, 2004	—	—
Total	254	255

An amount of 195 (196) of the share premium reserve in respect of ordinary shares is not recognised by the tax authorities as having been paid up.

27. Revaluation reserve			Previous year	
Balance as at February 1, 2003	12		13	
Changes during year	0		- 1	
Balance as at January 31, 2004		12		12

28. Statutory reserves			Previous year	
Retained result on participating interests				
Balance as at February 1, 2003	2		4	
Changes during year	—		- 2	
Balance as at January 31, 2004		2		2

29. Other reserves

		Previous year
Balance as at February 1, 2003	73	100
Undistributed result	202	13
Repurchase of own shares (depositary receipts of ordinary shares)	0	- 19
Exchange rate differences	0	3
Other movements	- 1	11
Final dividend paid for previous year	- 29	- 19
Interim dividend paid	- 9	- 16
Balance as at January 31, 2004	236	73

30. Stock option schemes

In the reporting year, the company awarded option rights to depositary receipts for ordinary shares to approximately 100 managers and directors. The purpose of this option scheme is to bring the interests of management in line with those of the shareholders, by granting them an additional performance-related reward as a long-term stimulus for the company's affairs. The intention is that this will increase the shareholder value. The exercise price of the options is the stock exchange price when the options are accepted. The number of options to be awarded is generally a percentage of the fixed salary (varying from 60% to 150%) divided by the exercise price. Grants of option rights are also restricted to 1% of the number of outstanding ordinary shares per year. The options awarded up to year-end 2001 have terms of five years. Options granted in 2002 and in the reporting year have terms of seven years.

When an option right is exercised and/or an employee announces the termination of his or her employment contract with the company or with any other business affiliated with the company, the employee is obliged to repay to the company a percentage of the gain realised by exercising the option (after tax): in the first year of the option term this percentage is 99%; in the second year of the option term 66%; in the third year of the option term 33%; and after the third year of the option term 0%. The company can repurchase the depositary receipts of ordinary shares needed for exercising the option rights, in order to prevent dilution of the result per share as a result of the option scheme. As at January 31, 2004, the company held 1,509,906 repurchased depositary receipts of ordinary shares for the option scheme. At year-end of the reporting year, the members of the Supervisory Board did not hold any option rights to depositary receipts of ordinary shares in Vendex KBB.

Options granted before 1999 pertain to shares in Vendex International N.V. before the demergers of Vedior and Vendex Food Group, and currently entitle the holder to a combination of 1 share in Vendex KBB, 0.9868 shares in Vedior N.V. and 0.7 shares in Laurus N.V.

The balances and movements in the options in connection with the option scheme described above are as follows:

Series	1st exercise	Expiry date	Exercise price	February 1, 2003	Granted 2003	Lapsed	January 31, 2004
Board of Management							
P. E. Hamming							
1998 [1]	May 29, 1998	April 10, 2003	61.03	25,901		- 25,901	—
1999 [2]	May 17, 1999	May 14, 2004	23.80	63,469			63,469
2000 [2]	April 14, 2000	April 13, 2005	17.80	80,503			80,503
2001	April 12, 2001	April 11, 2006	15.60	50,177			50,177
2002	April 12, 2002	April 11, 2009	13.90	59,352			59,352
2003	April 11, 2003	April 11, 2010	8.20	—	70,501		70,501
D.R. Goeminne							
1999 [2]	May 17, 1999	May 14, 2004	23.80	8,579 [3]			8,579
2000 [2]	April 14, 2000	April 13, 2005	17.80	12,108 [3]			12,108
2001	April 12, 2001	April 11, 2006	15.60	19,547 [3]			19,547
2002	April 12, 2002	April 11, 2009	13.90	22,877 [3]			22,877
2003	April 11, 2003	April 11, 2010	8.20	—	27,136 [3]		27,136
M.H.M. Smits							
1999 [2]	May 17, 1999	May 14, 2004	23.80	21,448			21,448
2000 [2]	April 14, 2000	April 13, 2005	17.80	47,793			47,793
2001	April 12, 2001	April 11, 2006	15.60	35,560			35,560
2002	April 12, 2002	April 11, 2009	13.90	42,086			42,086
2003	April 11, 2003	April 11, 2010	8.20	—	50,021		50,021
J.B.J.M. Hunfeld							
2001	April 12, 2001	April 11, 2006	15.60	34,906			34,906
2002	April 12, 2002	April 11, 2009	13.90	42,086			42,086
2003	April 11, 2003	April 11, 2010	8.20	—	50,021		50,021
Former members							
1998 [1]	May 29, 1998	April 10, 2003	61.03	61,282		- 61,282	—
1999	May 17, 1999	May 14, 2004	23.80	102,471			102,471
2000	April 13, 2005	April 13, 2005	17.80	89,680			89,680
Total for Board of Management				819,825 [3]	197,679	- 87,183	930,321
Other staff							
1998 [1]	April 10, 1998	April 10, 2003	60.54	73,902		- 73,902	—
1999 [2]	May 17, 1999	May 14, 2004	23.80	169,519 [3]		- 2,167	167,352
1999	May 14, 2004	May 14, 2004	23.80	66,781			66,781
2000 [2]	April 14, 2000	April 13, 2005	17,80	193,429 [3]		- 3,242	190,187
2000	April 13, 2005	April 13, 2005	17.80	140,076			140,076
2001	April 12 2001	April 11, 2006	15.60	447,398 [3]		- 3,804	443,594
2001	Nov, 1, 2001	Oct, 31, 2006	8.15	26,726			26,726
2002	April 12, 2002	April 11, 2009	13.90	575,338 [3]		- 4,448	570,890
2003	April 11, 2003	April 11, 2010	8.20	—	678,123 [3]	- 5,276	672,847
Total for other staff				1,693,169 [3]	678,123	- 92,839	2,278,453
Total				2,512,994	875,802	- 180,022	3,208,774

1) Options in Vendex International: it was decided in 2001 that the company would provide compensation for the personal income tax paid on the grant of the options (for this series, the marginal rate on 7.5% of the exercise price), if the share price, including the tax paid, has not been in the money for a period of three months during the term in which the options can be exercised and the employment contract has not been terminated. The costs of financing incurred by the employee in question will also be compensated.

2) For options in Vendex KBB, the company provides compensation for 5/8 (12.5% of 20%) of the personal income tax paid on the grant of the options (for this series, the marginal rate on 20% of the exercise price) if the recipient is still employed by the company three years after acceptance. The company also provides compensation for 3/8 (7.5% of 20%) of the personal income tax paid on the grant of the options if the share price, including the tax paid, has not been in the money for a period of three months during the term in which the options can be exercised and the employment contract has not been terminated. The costs of financing incurred by the employee in question will also be compensated.

3) As Mr. Goeminne is active as a member of the Board of Management since August 1, 2003, his options are included in those of directors; in the previous year, they were included in the options of 'other employees'.

31. **Shares held by members of the Board of Management and Supervisory Board**
Mr. Hamming (Board of Management) owns 79,244 depositary receipts of ordinary shares in Vendex KBB. The members of the Supervisory Board do not own any depositary receipts of ordinary shares in Vendex KBB.

32. **Remuneration of members of the Board of Management**
The remuneration of the members of the Board of Management is composed as follows: a basic fixed salary, pension insurance based on mitigated final pay with a pensionable age of 62, a bonus of up to 100% of the basic fixed salary (the principal criterion for which is the development of the net result per share), and an annual grant of options worth up to 150% of the annual fixed salary.

The options are granted in the month of April, a few days after the publication of the annual figures. The exercise price is the stock exchange price when the options are accepted. In principle, the options can be exercised immediately, although almost all (99%) of the after-tax profit from exercising the options must be paid to the company if the options are exercised within one year after acceptance; if they are exercised within two years after acceptance, 66% of the profit must be paid to the company and if they are exercised within three years after acceptance, 33% of the profit must be paid to the company.

The table below shows the salary costs for the reporting year and the bonus for the reporting year that will be paid after the reporting year.

In thousands of euros

	Salary		Bonus		Compensation of tax and interest [1]		Pensions		Total	
		Previous year		Previous year		Previous year		Previous year		Previous year
P.E. Hamming	554	555	55	275	396	288	342	280	1,347	1,398
D.R. Goeminne [2]	195	—	20	—	—	—	53	—	268	—
M.H.M. Smits	394	395	39	196	140	92	108	86	681	769
J.B.J.M. Hunfeld [3]	361	395	—	195	—	—	151	101	512	691
Former members	—	—	—	—	—	4	—	—	—	4
Total	1,504	1,345	114	666	536	384	654	467	2,808	2,862

The following should be noted in connection with the table above:

1) The column 'Compensation of tax and interest' shows the compensation of tax and interest on option rights granted in the past, as described on the notes to the option schemes.

2) Mr. Goeminne is active as a member of the Board of Management since August 1, 2003; remuneration for 6 months.

3) Mr. Hunfeld resigned with effect from December 31, 2003. In addition to the remuneration shown in the table, Mr. Hunfeld received a severance payment of 780, as contractually agreed.

33. **Remuneration of members of the Supervisory Board**
The members of the Supervisory Board receive fixed annual remuneration that is not tied to the results, as well as a fixed expenses allowance per year on the Supervisory Board. Members are generally appointed immediately after the Annual General Meeting of Shareholders in May.

In thousands of euros		Previous year
F.A. Maljers, chairman	37	33
J. den Hoed, audit committee chairman	33	33
H.A.P.M. Pont	29	29
Mrs. S.C. Tóth	29	29
H. Langman [1]	12	37
J.M.M. Maeijer [1]	10	29
Mrs. K.M.H. Peijs [2]	10	29
Total	160	219

1) Resigned with effect from May 14, 2003.
2) Resigned with effect from May 26, 2003.

34. **Commitments not included in the balance sheet**
The company has issued statements of joint and several liability for all debts stemming from the juridical acts of almost all consolidated Dutch participating interests. These debts are included in the consolidated balance sheet.

The company and most of its Dutch group companies form a single fiscal entity; as a result, the company is jointly and severally liable for the tax liabilities of the fiscal entity as a whole.

Amsterdam, April 5, 2004

The Board of Management

P.E. Hamming, Chairman
D.R. Goeminne
M.H.M. Smits

The Supervisory Board

F.A. Maljers, Chairman
J. den Hoed
H.A.P.M. Pont
Mrs. S.C. Tóth

Other information

Auditor's report

Introduction
We have audited the 2003/04 financial statements of Royal Vendex KBB N.V., Amsterdam as set out on pages 44 to 72. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by the company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 January 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Amsterdam, April 5, 2004

KPMG Accountants N.V.

Provisions from the Articles of Association regarding profit appropriation
Section 31 of the Articles of Association stipulates the following in respect of the principal applicable provisions concerning the profit appropriation:

Each year, the Board of Management shall determine – subject to the approval of the Supervisory Board –what portion of the profit available for distribution shall be appropriated to the reserves. Subsequently, insofar as the remaining profit so allows, an amount of € 3.20 shall first be paid out on each Class B preference share. The remainder of the profit after the appropriation to the reserves and after the distribution on the preference shares shall be distributed as dividend on the ordinary shares.

Proposed appropriation of the profit		Previous year
Net result	9	202
To be added to the Reserves	0	156
Available for dividend distribution	9	46
Dividend distribution on Class B preference shares (resp. on A and B shares)	0	0
on outstanding ordinary shares	9	46

The Board of Management, with approval of the Supervisory Board, will be putting a resolution before the General Meeting of Shareholders to the effect that the net result for the 2003/04 financial year, in the amount of € 9 million, be distributed in its entirety. After distribution of the dividend on the Class B preference shares, it is proposed to the shareholders that € 0.10 be paid out per ordinary share or depositary receipt thereof. In September 2003, an interim dividend was already paid out, in the amount of € 0.10 per ordinary share or depositary receipt thereof. Therefore, the dividend to be paid out has already been fully distributed as an interim dividend, and so on balance no final dividend will be distributed.

Stichting Administratiekantoor van gewone aandelen Koninklijke Vendex KBB

The board of this foundation met twice during the reporting year. At the meeting in May of the reporting year, the board discussed at length the annual report and accounts and the developments and results of Vendex KBB N.V. in the previous reporting year, the developments at V&D, corporate governance, the agenda for the annual meeting and the development of the financial position of the group pension fund. The board also adopted the annual accounts of the foundation for the 2002/03 financial year. The board decided to convene an additional meeting on the occasion of the publication of the company's half-yearly figures in September. At that meeting, the half-yearly figures and the other developments concerning the group were discussed.

It was decided in the reporting year that the composition of the board would be changed. The Chairmen of the Board of Management and the Supervisory Board stepped down from the board, and will now only attend the meetings as listeners. All members of the board are now fully independent of the company. The foundation's Articles and trust conditions have been amended accordingly.

Report to holders of depositary receipts

In order to meet the requirements of Section 15.2 of the trust conditions for the ordinary shares in the name of Royal Vendex KBB NV, most recently amended on August 8, 2003, we hereby submit the following report to the holders of depositary receipts.

During the reporting year, the foundation exclusively performed activities that pertained to the management of registered ordinary shares in exchange for which bearer depositary receipts have been issued.

As at January 31, 2004, the foundation's accounts included registered ordinary shares at € 0.02 a share giving a total nominal value of € 1,751,963.46, in exchange for which 87,598,173 bearer depositary receipts with a nominal value of € 0.02 each had been issued.

The board of the foundation consists of:
J.L.M. Bartelds (Chairman)
H.G. van Everdingen
H. Zwarts

The activities connected to the management of the shares are performed by the foundation's management firm: N.V. Algemeen Nederlands Trustkantoor ANT Amsterdam.

Amsterdam, April 5, 2004

Board of Stichting Administratiekantoor van gewone aandelen Koninklijke Vendex KBB

Declaration of independence

The Board of Management of Royal Vendex KBB NV and the Board of Stichting Administratiekantoor van gewone aandelen Koninklijke Vendex KBB hereby declare that in their joint opinion the requirements have been met within the meaning of Annex X of the Listing and Issuing Rules of Euronext Amsterdam N.V. of Amsterdam regarding the independence of the board members of Stichting Administratiekantoor van gewone aandelen Koninklijke Vendex KBB

Amsterdam, April 5, 2004

The Board of Management Royal Vendex KBB NV

The Board of Stichting Administratiekantoor van gewone aandelen Koninklijke Vendex KBB

Stichting Administratiekantoor van preferente aandelen B Koninklijke Vendex KBB

The board of this foundation met three times during the reporting year. At the meetings in May of the reporting year, the board discussed at length the annual report and accounts and the developments and results of Vendex KBB N.V. in the previous reporting year. The board decided to convene an additional meeting on the occasion of the publication of the company's half-yearly figures in September. At that meeting, the half-yearly figures and the other developments concerning the group were discussed.

In the reporting year, the number of votes that can be cast with Class B preference shares was changed. Although the preference shares only represent a very small part of the market value of the company, they constitute over 31% of the issued share capital. This is why over 31% of the voting rights were attached to these preference shares.

The trust conditions state that the voting rights attached to the Class B preference shares are related to the value of one Class B preference share in relation to the value of one ordinary share (or depositary receipt thereof). The trust office's voting rights are calculated based on the total nominal value of the Class B preference shares held by the trust office, divided by the price on the stock exchange quotation of an ordinary share (or depositary receipt thereof). This share price is the closing price of an ordinary share (or depositary receipt thereof) on the last trading day of the month preceding the month in which a general meeting of shareholders is convened. This reduces the voting rights of the Class B preference shares to less than 1%.

It was also decided during the reporting year that the composition of the board would be changed. The Chairmen of the Board of Management and the Supervisory Board and J.M.M. Maeijer stepped down from the board. Mr Westdijk was reappointed for a new term of four years and has also been appointed as Chairman of the board. The Chairmen of the Board of Management and the Supervisory Board will now only attend the meetings as listeners. The foundation's Articles and trust conditions have been amended accordingly. All members of the board are now fully independent of the company. During the reporting year, the foundation exclusively performed activities connected to the management of preference shares in Royal Vendex KBB.

As at January 31, 2004 the foundation's accounts included registered Class B preference shares at € 40 a share, giving a total value of € 840,000, in exchange for which 21,000 registered depositary receipts with a nominal value of € 40 each had been issued.

The foundation's board consists of:

N.J. Westdijk (Chairman)
M.A. van Alphen
vacant seat

Amsterdam, April 5, 2004

The Board of Stichting Administratiekantoor van Preferente aandelen B Koninklijke Vendex KBB

Stichting Preferente aandelen C Koninklijke Vendex KBB

It was decided in the reporting year that the composition of the board would be changed. The Chairmen of the Board of Management and the Supervisory Board stepped down from the board, and will now only attend the meetings as listeners. The foundation's Articles have been amended accordingly. All members of the board are now fully independent of the company.
The foundation and Royal Vendex KBB NV have concluded a put-and-call-option agreement. Pursuant to this agreement, the foundation is obliged to purchase and entitled to acquire, as appropriate, Class C preference shares in the capital of Royal Vendex KBB NV, up to a maximum of 50% of the share capital issued in the form of ordinary shares and Class B preference shares before the exercising of the option.
As at the balance sheet date, no Class C preference shares had been issued.

In the joint opinion of Royal Vendex KBB NV and the members of the board of the foundation, the foundation is independent of Royal Vendex KBB NV, this within the meaning of Annex X of the Listing and Issuing Rules of Euronext Amsterdam NV of Amsterdam.

The foundation's board consists of:
A.A. Loudon (Chairman)
M.W. den Boogert
R.A.H. van der Meer

Amsterdam, April 5, 2004

The Board of Management Royal Vendex KBB NV

The Board of Stichting Preferente aandelen C Koninklijke Vendex KBB

Personal details of the Board of Management and the Supervisory Board

The Board of Management

P.E. Hamming, 1948, Dutch nationality.
Member of the Board of Management since 1991, and Chairman since 2000.
Member of the Supervisory Board of Ven Management en Beheer BV, member of the Supervisory Board of PCM Uitgevers, member of the ABN AMRO Advisory Council, Chairman of the Board and Executive Committee of the Netherlands Retail Trade Council and member of the Supervisory Board of Stichting Verpakking & Milieu.

M.H.M. Smits, 1961, Dutch nationality.
Member of the Board of Management since 1999.
Member of the Supervisory Board of Delta Lloyd Verzekeringsgroep NV, member of the Supervisory Board of Bibit NV, member of the Executive Committee of VNO-NCW, alternate member of the Dutch Social and Economic Council and member of the Supervisory Committee of the Dutch Philharmonic Orchestra.

D.R. Goeminne, 1955, Belgian nationality.
Member of the Board of Management since 2003, also Chairman of the Business Unit Management Board of V&D. No additional positions.

The Supervisory Board

F.A. Maljers *, 1933, Dutch nationality.
Member of the Supervisory Board since 1997 and Chairman since 2003.
Former Chairman of the Board of Management of Unilever NV and currently Chairman of the Supervisory Board of KLM, member of the Supervisory Board of SHV Holdings NV and Non-Executive Director of BP London.

J. den Hoed * **, 1937, Dutch nationality.
Member of the Supervisory Board since 1998.
Former Chief Financial Officer of Akzo Nobel NV and currently member of the Supervisory Boards of ASM International NV and NV Verenigd Streekvervoer Nederland (Connexxion). Member of the Council for Annual Reporting in the Netherlands.

H.A.P.M. Pont **, 1938, Dutch nationality.
Member of the Supervisory Board since 1998.
Former Director-General of the Dutch National Institute for Public Health and the Environment (RIVM), member of the Supervisory Council of the Central Office for Driving licenses (CBR), member of the executive Committee of Diabetesfonds Nederland (DFN) and member of the executive Committee of Stichting PUM (Project Uitzending Managers).

Mrs. S.C. Tóth, 1944, Dutch nationality.
Member of the Supervisory Board since 1998.
President of Tóco USA and Tóco d'Azur, member of the executive Committee of the Rotterdam Philharmonic Orchestra, member of the Supervisory Council of the Dutch National Museum of Antiquities, Chairman of the Young Pianist Foundation and Chairman of the Dutch National Youth Orchestra.

* Member of the remuneration committee
** Member of the audit committee

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Royal Vendex KBB N.V.
De Klencke 6
1083 HH Amsterdam
PO Box 7997
1008 AD Amsterdam
Netherlands
Tel. +31 20 5490 500
Internet: www.vendexkbb.nl